SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Summary of FY2008 Business Report

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Banking business as prescribed by the Banking Act;

2.	Trust business; and

3.	Other authorized businesses.

(2)	Kwangju Bank

1.	Banking business as prescribed by the Banking Act;

2.	Trust business; and

3.	Other authorized businesses.

(3)	Kyongnam Bank

1.	Banking business as prescribed under the Banking Act;

2.	Trust business as prescribed under the Trust Business Act;

3.	Other businesses related to the items listed above; and

4.	Other authorized businesses.

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

23.	Leasing and sales of IT systems and software related to securities business;

24.	Advertisement in the form of electronic document;

25.	Sales of indirect investment products;

26.	Advisory, intermediary and agency services for M&A transactions;

27.	Agency services related to securities transactions;

28.	Advisory and consulting services related to management, restructuring and financing;

29.	Safe deposit box service;

30.	Training services related to securities and finance related business;

31.	Publication of journals and books;

32.	Brokerage and advisory services related to leasing/sales of restructured real estate;

33.	Sales of securities analysis;

34.	Arrangement of loans to affiliated financial institutions;

35.	Other businesses and activities related to the items listed above; and

36.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Aviva Life Insurance

1.	Life insurance and related businesses:

—        Development and sale/operation of individual insurance and reinsurance products, including life insurance, accident insurance, illness insurance and pension insurance.

2.	Asset management using the following methods:

-	Acquisition and use of government bonds, municipal bonds, stocks, debentures or bonds issued by entities established pursuant to special laws

-	Acquisition and use of real estate

-	Loan services and discount of commercial notes

-	Savings with financial institutions

-	Placing of cash and securities in trusts

-	Other methods in accordance with insurance-related regulations

3.	Other insurance activities or other business activities permitted under the Insurance Business Act

(6)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(7)	Woori Financial

1.	Rental business in connection with facilities, machineries, construction equipment, automobiles, ships, aircrafts, real estate and their rights;

2.	Yearly installment sales;

3.	Installment finance;

4.	New technology business finance;

5.	Credit and collateralized loans;

6.	Bill discounting;

7.	Acquisitioning, management and collection of account receivables;

8.	Acquisition of receivable of, or related Securities issued by, other finance or leasing companies relating to businesses listed in (1) through (7) above;

9.	Payment guarantee business;

10.	Securitized asset management under asset securitization regulations;

11.	Credit review and related activities in connection with businesses listed in (1) through (10) above;

12.	Real estate rental business;

13.	Corporate restructuring SPC business in accordance with the Industry Development Act;

14.	General partner of private equity funds investing in new technologies;

15.	Rental business for leased goods; and

16.	Other businesses and activities related to the items listed above.

(8)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(9)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset Securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(10)	Woori Private Equity

1.	Private equity business;

2.	Other asset management activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

(11)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized assets of Hanvit Bank (now Woori Bank), Kyongnam Bank, and Woori Credit Card pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans with the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings Co., Ltd.

March 27, 2001	Incorporated as Woori Finance Holdings Co., Ltd. (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	29 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.

Woori Private Equity Fund	Woori Private Equity

Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No. 3
Mars Private Equity Fund No. 4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Global Opportunity Fund
PT Clemont Securities Indonesia

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the Korea Exchange
*

On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2 nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).
*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.
*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.
*

On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.
*

On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).
*

On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*

On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.
*	On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.
*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of December 31, 2008	(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780

b.	Capital and Price per Share

As of December 31, 2008	(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000

c.	Treasury Stock

As of December 31, 2008	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common Preferred	2,560				2,560
Subtotal	Common Preferred	2,560				2,560
Indirect acquisition from trust agreement	Common Preferred
Total	Common Preferred	2,560				2,560

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

d.	Status of Employee Stock Option Program

Not applicable

5.	Voting Rights

As of December 31, 2008	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

(Non-consolidated)	(Unit: Won)

Items		2008	2007	2006
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		454,478	1,943,560	2,029,319
Earnings per share (Won)		564	2,411	2,518
Profit available for dividend distribution (Won in Millions)		6,539,848	6,274,948	5,017,365
Total cash payout (Won in Millions)			201,503	483,608
Total stock dividends (Won in Millions)			—	—
Propensity to cash dividends (%)			10.37	23.83
Cash dividend yield (%)	Common Shares		1.29	2.71
	Preferred Shares			—
Stock dividend yield (%)	Common Shares			—
	Preferred Shares			—
Cash dividend per share (Won)	Common Shares		250	600
	Preferred Shares			—
Stock dividend per share (Won)	Common Shares			—
	Preferred Shares			—

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(units: millions of Won)

Items	2008	2007	2006
Shareholders’ Equity	12,207,338	13,062,368	11,933,072
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	186,959	187,554	84,488
Retained Earnings	7,323,148	7,058,269	5,597,545
Capital Adjustments	667,154	1,786,488	2,220,962
Borrowings	3,412,854	2,129,288	1,860,449
Debentures	3,393,702	2,116,679	1,847,591
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	19,152	12,609	12,858
Total	15,620,192	15,191,656	13,793,521

*	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

(units: millions of Won)

Items	2008	2007	2006
Subsidiary Stock	15,285,356	15,062,711	13,591,413
Woori Bank	11,900,128	12,196,954	11,297,882
Kyongnam Bank	1,245,318	923,555	794,984
Kwangju Bank	920,938	726,256	630,995
Woori Financial Information System	13,076	10,080	11,245
Woori F&I	139,999	144,746	124,874
Woori 3rd Asset Securitization Specialty		1,885	24,317
Woori Investment & Securities	709,114	735,983	649,355
Woori CS Asset Management (formerly Woori Asset Management)	41,296	49,895	47,655
Woori Private Equity	12,844	11,949	10,106
Woori Financial	228,456	261,408	—
Woori Aviva Life Insurance	74,187
Investment Securities		—	—
Loan Obligations	169,150	—	49,750
Tangible Assets	566	438	630
Intangible Assets	14	20	30
Cash	119,350	32,502	89,724
Other Assets	45,756	95,985	61,974
Total	15,620,192	15,191,656	13,793,521

*	The figures for fiscal years 2006, 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2008	2007	2006
Commission Revenue (A)	—	—	—
Commission Expense (B)	7,119	5,916	7,613
Commission Profit (A-B)	(7,119)	(5,916)	(7,613)

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2008	2007	2006
Total Capital (A)	22,570,998	20,102,976	—
Risk weighted assets (B)	207,141,410	174,367,585	—
BIS Ratio (A/B)	10.90%	11.53%	—

*	Applied since January 1, 2007.

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2005.06.07

2005.06.09

2005.06.13

2005.09.16

2005.09.20

2005.10.24

2006.08.10

2006.09.07

2007.05.07

2007.08.17

2007.08.17

2007.11.27

2007.11.27

2008.04.03

2008.04.03

2008.06.04

2008.06.12

2008.06.16

2008.09.12

2008.09.16

Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures Debentures	BBB AAA AAA AAA AAA BBB+ Baa2 Baa1 A2 AAA AAA AAA AAA AAA AAA BBB+ AAA AAA AAA AAA	S&P (AAA ~ D)

KIS Ratings (AAA ~ D)

Korea Ratings (AAA ~ D)

NICE (AAA ~ D)

KIS Ratings (AAA ~ D)

Fitch Rating (AAA ~ D)

Moody’s (Aaa ~ C)

Moody’s (Aaa ~ C)

Moody’s (Aaa ~ C)

NICE (AAA ~ D)

KIS Ratings (AAA ~ D)

NICE (AAA ~ D)

Korea Ratings (AAA ~ D)

KIS Ratings (AAA ~ D)

NICE (AAA ~ D)

S&P (AAA ~ D

NICE (AAA ~ D)

Korea Ratings (AAA ~ D)

NICE (AAA ~ D)

Korea Ratings (AAA ~ D)

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2008	2007	2006	2005
Current Assets (A)	119,566	32,874	117,037	111,091
Current Liabilities (B)	18,376	12,207	12,496	18,216
Current Ratio (A/B)	650.66%	269.30%	936.60%	609.85%

*	Current ratio

=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2008	2007	2006	2005
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

*	Current ratio

=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2008	2007	2006	2005
Liabilities (A)	3,412,854	2,129,288	1,860,448	2,314,418
Equity (B)	12,207,338	(*)13,062,368	11,933,072	9,717,364
Debt Ratio (A/B)	27.96%	16.30%	15.59%	23.80%

*	The figures for fiscal years 2005, 2006, 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2008	2007	2006	2005	2004
Cash and Due from Banks	19,967,897	14,984,541	10,674,977	11,224,015	6,530,065
Securities	46,714,465	48,228,254	46,313,960	37,693,090	29,175,271
Loans	197,040,672	167,635,411	140,854,505	106,937,970	91,482,647
Tangible Assets	2,796,537	2,638,774	2,561,391	2,472,727	2,410,106
Other Assets	24,474,724	16,165,322	11,592,497	6,215,046	7,003,875
Total Assets	290,994,295	249,652,302	211,997,330	164,542,848	136,601,964
Deposits	170,224,891	146,583,312	129,022,868	107,087,990	92,148,907
Borrowings	74,717,758	66,040,316	54,111,207	37,116,858	27,910,757
Other Liabilities	31,743,043	22,011,382	15,438,450	9,233,038	7,837,020
Total Liabilities	276,685,692	234,635,010	198,572,525	153,437,886	127,896,684
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Consolidated Capital Surplus	186,959	187,555	187,955	142,608	170,960
Consolidated Capital Adjustment	(57,219)	(55,812)	(55,854)	(52,747)	(48,254)
Consolidated Other Comprehensive Income	724,366	1,842,294	2,173,342	1,705,456	1,014,211
Consolidated Retained Earnings	7,323,149	7,058,249	5,601,869	3,896,255	2,333,145
Minority Interest	2,101,271	1,954,929	1,487,416	1,383,313	1,252,940
Total Stockholder’s Equity	14,308,603	15,017,292	13,424,805	11,104,962	8,705,280
Operating Revenue	86,901,262	26,650,125	19,895,975	14,564,520	13,542,554
Operating Income	1,115,506	2,915,662	2,748,368	2,004,494	1,137,600
Net Profit before Tax	1,190,247	2,923,217	2,913,712	2,145,704	1,192,574
Aggregated Net Profit	588,502	2,114,360	2,189,207	1,833,521	1,261,052
Net Profit for Majority Shareholders	454,478	1,939,238	2,029,319	1,688,221	1,261,925
Net Profit for Minority Shareholders	134,024	175,122	159,888	145,300	(873)
No. of Companies Consolidated	38	30	24	21	24

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
2007	Loans
	Total
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2008	2007	2006
1. Initial loan loss reserves balance	0	250	550
2. Net credit costs		—	—
1) Write-offs		—	—
2) Recovery of written-off assets		—	—
3) Other changes		—	—
Recovery of credit costs	850	(250)	(300)
Ending loan loss reserve balance	850	0	250

3.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2008	2007	2006
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2008	2007	2006
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: millions of Won, hours)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2008	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957

2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936

2006	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	320	5,210

b.	Compensation for Services Other than the Audit

(units: in millions of won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2008	2009.01.07	US GAAP and SOX Auditing	2008.12~2009.5	3,340	Deloitte Anjin

2007	2008.01.24	US GAAP and SOX Auditing	2007.12~2008.5	3,530	Deloitte Anjin

2006	2006.12.15	US GAAP and SOX Auditing	2006.12~2007.5	3,530	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine matters that are subject to the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

—	The following information was stated in the notice to the shareholders of the annual general meeting and details of the agenda filed in Korea on March 10, 2009.

➢	Third Resolution: Appointment of Non-standing Directors

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Min Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	None

Hi Taek Shin	Aug. 6, 1952	1 year / Re-appointment

-    Current) Professor of College of Law, Seoul National University

-    Lawyer, Kim & Chang Law Firm

-    Bachelor of Laws, Seoul National University

-    Master of Laws, Seoul National University

-    J.S.D at Yale Law School

				None	None

Hi Bock Kang	June 14, 1946	1 year / New appointment

-    Current) Executive Director, Market Economy Research Institute

-    Chief Executive Officer, Korea Minting and Security Printing Corporation

-    Bachelor of Public Administration, Seoul National University

-    Graduate School of Public Administration, Seoul National University

				None	None

Young Ho Lee	Jan. 19, 1949	1 year / New appointment	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University	None	None

Hak Jin Kim	Nov. 24, 1956	1 year / New appointment

-    Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation

-    General Manager of Human Resources Development Department,

Korea Deposit Insurance Corporation

-    Bachelor of Economics, Chung-Ang University

				Employee of the majority shareholding company	None

Doo Hee Lee	Jun. 12, 1957	1 year / New appointment

-    Current) Professor of College of Business Administration, Korea University

-    President, Korea Advertising Society

-    Bachelor of Business Administration, Korea University

-    Master of Business Administration, University of Wisconsin-Madison

-    Ph.D. in Business Administration, University of Wisconsin-Madison

				None	None

Hun Lee	Dec. 8, 1961	1 year / New appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	None

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is recommended by the non-standing director candidate nomination committee and elected at a shareholders’ meeting.

* Article 42 (Committees)

1.	We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-Standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Nomination Committee

D.	Committees within Board of Directors

(After March 27, 2009)

Name	Position	Notes
Board of Directors Management Committee	Pal Seung Lee Hi Bock Kang Young Ho Lee Min Joon Bang Hi Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.

Management Compensation Committee	Young Ho Lee Hi Taek Shin Doo Hee Lee	Non-standing director Young Ho Lee heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hi Bock Kang Young Ho Lee Hak Jin Kim Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, CFO and no fewer than three non-standing directors.

Executive Management Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.

Ethics Management Committee	Pal Seung Lee Min Joon Bang Hak Jin Kim Doo Hee Lee Hun Lee	Non-standing director Min Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Non-Standing Director Candidate Nomination Committee	Pal Seung Lee Hi Bock Kang Hak Jin Kim Doo Hee Lee Hun Lee	Non-standing director Hi Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Review Committee	Pal Seung Lee Hi Bock Kang Young Ho Lee Min Joon Bang Hi Taek Shin Hak Jin Kim Doo Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Hi Bock Kang Young Ho Lee Min Joon Bang Hi Taek Shin Hak Jin Kim Doo Hee Lee Hun Lee	All non-standing directors are members of audit committee

Audit Committee Member Candidate Nomination Committee	Hi Bock Kang Young Ho Lee Min Joon Bang Hi Taek Shin Hak Jin Kim Doo Hee Lee Hun Lee	Non-standing director Hi Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

*	Woori Finance Holdings’ stake in Woori Investment & Securities includes preferred shares.

3.	Investments in Other Companies

As of December 31, 2008	(units: thousands of shares, millions of Won, %)

Type	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]	Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	12,196,954	70,000	(296,826)	705,957	100.0	11,900,128	233,976	250,120
	Kwangju Bank	44,080	99.9	726,256	5,333	194,682	49,413	99.9	920,938	103,358	103,246
	Kyongnam Bank	51,800	99.9	923,555	6,250	321,763	58,050	99.9	1,245,318	210,202	211,607
	Woori Finance Info Sys.	900	100.0	10,080	—	2,996	900	100.0	13,076	2,420	2,995
	Woori F&I	2,000	100.0	144,746	—	(4,747)	2,000	100.0	139,999	22,892	22,801
	Woori 3rd SPC	2	100.0	1,885	—	(1,885)	2	100.0	—	(153)	(153)
	Woori Investment & Securities	46,325	35.0	735,983	—	(26,869)	46,325	35.0	709,114	325,858	61,688
	Woori CS Asset Management	4,663	70.0	49,895	—	(8,599)	4,663	70.0	41,296	14,351	495
	Woori Private Equity	2,000	100.0	11,949		895	2,000	100.0	12,844	1,093	1,081
	Woori Financial	8,500	50.1	261,408	—	(32,952)	8,500	50.1	228,456	12,503	(32,919)
	Woori Aviva Life Insurance	—	—	—	3,060	74,187	3,060	51.0	74,187	6,927	(2,183)
	Foreign	—	—	—	—	—	—	—	—	—	—
	Total	796,227		15,062,711	84,643	222,645	880,870	—	15,285,356	933,427	618,778

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The figures for the latest net income stated above are for the fiscal year ended December 31, 2008, except for the figures for the latest net income of Woori Credit Suisse Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2008.
3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

4.	Woori Aviva Life Insurance was included as a subsidiary as of April 4, 2008.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2008	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Common	588,158,609	72.97	—	—	588,158,609	72.97
		Preferred			—	—	—	—
		Total	588,158,609	72.97	—	—	588,158,609	72.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of December 31, 2008	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97			588,158,609	72.97
Total		588,158,609	72.97			588,158,609	72.97

c.	Shareholder Distribution

As of December 31, 2008

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	77,012	100.00	209,454,431	25.99
Minority Shareholders (Companies)	1,073	1.39	146,935,896	18.23
Minority Shareholders (Individual)	75,939	98.60	62,518,535	7.76
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,399,560	1.04
Others Shareholders (Companies)	1	—	8,399,560	1.04
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,740	—
Total	77,015	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period (in 2008)		July	August	September	October	November	December
Common Stock	High	16,650	16,350	15,150	13,300	8,230	7,740
	Low	13,250	13,850	11,700	6,730	5,050	6,200
Monthly Trade Volume		88,331,889	59,419,588	147,425,880	234,017,713	276,420,972	192,996,394

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period (in 2008)		July	August	September	October	November	December
ADR	High	48.60	48.09	41.77	32.45	19.41	17.40
	Low	39.49	39.03	26.26	14.63	8.72	12.05
Monthly Trade Volume		180,400	114,800	482,900	581,700	447,900	634,500

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned (As of Dec. 31, 2008)
Chairman and CEO	Registered	Pal Seung Lee	15,000
Senior Managing Director	Non-Registered	Kyung Dong Kim	2,000
Senior Managing Director	Non-Registered	Seong Mok Park	1,500
Senior Managing Director	Non-Registered	Dong Il Kim	1,150
Senior Managing Director	Non-Registered	Gong Pil Choi	—
Managing Director	Non-Registered	In Chul Park	1,000
Managing Director	Non-Registered	Sook Kyo Kwon	1,000
Managing Director	Non-Registered	Jong Oun Kim	1,500
Non-standing Director	Registered	Pyoung Wan Har	1,110
Non-standing Director	Registered	Kwang Dong Kim	160
Non-standing Director	Registered	Bong Soo Park	870
Non-standing Director	Registered	Inbong Ha	1,310
Non-standing Director	Registered	Min Joon Bang	—
Non-standing Director	Registered	Hi Taek Shin	—
Non-standing Director	Registered	Myoung Soo Choi	—

2.	Employee Status

As of December 31, 2008	(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Yearly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	109	—	1	110	2 years and 9 months	5,293,836	48,125	—
Female	12	—	9	21	3 years and 8 months	553,215	26,343	—
Total	121	—	10	131	2 years and 10 months	5,847,051	44,633	—

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	21
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	2	Financial accounting

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori Financial	Subsidiary	Other loan	—	170,000	—	170,000
Total			—	170,000	—	170,000

b.	Payment Transactions

(units: shares)

Name	Relation	Capital Contribution and Share Disposal
		Types of Shares	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	70,000,000	—	705,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000	5,333,333	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	51,800,000	6,249,944	—	58,049,944
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000	—		2,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Woori Aviva Life Insurance	Subsidiary	Common Stock	—	3,060,000	—	3,060,000

Total			796,226,916	84,643,327	—	880,870,243

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

AND INDEPENDENT AUDITORS’ REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2008 and 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Woori Investment Securities Co., Ltd., a consolidated subsidiary of the Company, which statements reflect total assets constituting 6.1% ((Won)17,710 billion) and 6.1% ((Won)15,193 billion) of consolidated total assets as of December 31, 2008 and 2007, respectively, and total revenues constituting 7.8% ((Won)6,739 billion) and 11.6% ((Won)3,096 billion) of consolidated total revenues for the years ended December 31, 2008 and 2007, respectively, and the financial statements of Woori Financial Co., Ltd., a consolidated subsidiary of the Company, which statements reflect total assets constituting 0.6% ((Won)1,802 billion) and 0.5% ((Won)1,154 billion) of consolidated total assets as of December 31, 2008 and 2007, respectively, and total revenues constituting 0.3% ((Won)237 billion) and 0.6% ((Won)154 billion) of consolidated total revenues for the years ended December 31, 2008 and 2007, respectively. The financial statements of Woori Investment Securities Co., Ltd. for the years ended December 31, 2008 and 2007 and Woori Financial Co., Ltd for the years ended December 31, 2008 and 2007 were audited by other auditors, KPMG Samjong Accounting Corp., whose reports expressed unqualified opinions on those statements and have been furnished to us, and our opinion, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. are based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 4, 2009

Notice to Readers

This report is effective as of March 4, 2009, the auditors’ report date. Certain subsequent events or circumstances may have occurred between this audit report date and the time the audit report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
ASSETS

Cash and due from banks (Notes 3, 18, 31, 33 and 34)	(Won)	19,967,897	(Won)	14,984,541	US$	15,879,043	US$	11,916,136
Trading securities (Notes 4, 7, 9, 11, 18 and 34)		16,501,737		16,228,419		13,122,654		12,905,303
Available-for-sale securities (Notes 5, 7, 9, 11, 18 and 34)		18,812,796		21,843,044		14,960,474		17,370,214
Held-to-maturity securities (Notes 6, 7, 9, 11, 18 and 34)		10,006,283		8,199,821		7,957,283		6,520,732
Market index funds (Notes 7 and 9)		503,572		1,397,878		400,455		1,111,633
Investments accounted for using the equity method of accounting (Notes 8, 9 and 34)		890,077		559,092		707,815		444,606
Loans, net of allowances for possible loan losses (Notes 12, 13, 33 and 34)		197,040,672		167,635,411		156,692,383		133,308,478
Fixed assets (Notes 14, 17, 18 and 34)		2,796,537		2,638,774		2,223,886		2,098,429
Other assets, net of present value discounts (Notes 16, 33 and 34)		24,474,724		16,165,322		19,463,001		12,855,127

	(Won)	290,994,295	(Won)	249,652,302	US$	231,406,994	US$	198,530,658

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Deposits (Notes 20, 33 and 34)	(Won)	170,224,891	(Won)	146,583,312	US$	135,367,707	US$	116,567,246
Borrowings (Notes 21, 33 and 34)		74,717,758		66,040,316		59,417,700		52,517,150
Other liabilities (Notes 22, 33 and 34)		31,743,043		22,011,382		25,242,976		17,504,081

		276,685,692		234,635,010		220,028,383		186,588,477

SHAREHOLDERS’ EQUITY
Capital stock (Note 25)		4,030,077		4,030,077		3,204,833		3,204,833
Capital surplus		186,959		187,555		148,675		149,149
Capital adjustments (Note 25)		(57,219)		(55,812)		(45,502)		(44,383)
Accumulated other comprehensive income (Note 30)		724,366		1,842,294		576,036		1,465,045
Retained earnings		7,323,149		7,058,249		5,823,578		5,612,922
Minority interests		2,101,271		1,954,929		1,670,991		1,554,615

		14,308,603		15,017,292		11,378,611		11,942,181

	(Won)	290,994,295	(Won)	249,652,302	US$	231,406,994	US$	198,530,658

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OPERATING REVENUE INTEREST INCOME (Note 33):
Interest on due from banks	(Won)	338,536	(Won)	104,671	US$	269,213	US$	83,237
Interest on trading securities		942,574		678,575		749,562		539,622
Interest on available-for-sale securities		840,279		913,049		668,214		726,083
Interest on held-to-maturity securities		517,291		429,207		411,365		341,318
Interest on loans		13,819,963		10,702,366		10,990,030		8,510,828
Other		261,920		187,919		208,286		149,438

		16,720,563		13,015,787		13,296,670		10,350,526

GAIN ON VALUATION AND DISPOSAL OF SECURITIES:
Gain on valuation of trading securities		282,006		79,439		224,259		63,172
Gain on disposal of trading securities		375,945		512,482		298,962		407,540
Gain on redemption of available-for-sale securities		6,320		8,037		5,026		6,391
Gain on disposal of available-for-sale securities		163,407		693,746		129,946		551,687
Recovery of loss on impairment of available-for-sale securities (Note 11)		1,789		77,465		1,423		61,603
Recovery of loss on impairment of held-to-maturity securities (Note 11)		—		1,544		—		1,228
Gain on valuation of market index funds		1,516,282		106,953		1,205,791		85,052
Gain on disposal of market index funds		296,169		709,255		235,522		564,020

		2,641,918		2,188,921		2,100,929		1,740,693

GAIN ON VALUATION AND DISPOSAL OF LOANS:
Reversal of allowances for possible loan losses (Note 12)		5,949		4,551		4,731		3,619
Gain on disposal of loans (Note 12)		19,354		23,342		15,391		18,562

		25,303		27,893		20,122		22,181

GAIN ON FOREIGN EXCHANGE:
Gain on foreign exchange		22,410,304		2,898,866		17,821,315		2,305,261

FEES (Note 33):
Commissions		1,683,999		1,689,039		1,339,164		1,343,172
Commissions received on credit cards		18,151		20,822		14,434		23,289
Guarantee fees		52,261		29,285		41,560		16,558
Other		23,279		35,761		18,512		28,438

		1,777,690		1,774,907		1,413,670		1,411,457

DIVIDEND INCOME:
Dividends on trading securities		20,241		14,753		16,096		11,732
Dividends on available-for-sale securities		196,301		85,282		156,104		67,819

		216,542		100,035		172,200		79,551

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
INSURANCE INCOME:
Insurance income	(Won)	428,009	(Won)	—	US$	340,365	US$	—
Reinsurance income		28,440		—		22,616		—

		456,449		—		362,981		—

OTHER OPERATING REVENUE (Note 33):
Reversal of allowances for possible losses on acceptances and guarantees		45		29		36		23
Reversal of allowances for unused credit line		16,937		3,137		13,469		2,495
Reversal of other allowances		6,186		4,424		4,919		3,518
Gain on transaction of derivatives		30,319,757		4,063,439		24,111,139		3,231,363
Gain on valuation of derivatives (Note 36)		11,972,898		2,256,828		9,521,191		1,794,694
Gain on fair value hedged items		76,721		151,869		61,011		120,771
Trust management fees		84,910		80,499		67,523		64,015
Gain on securitization assets		23,150		—		18,409		—
Other		151,889		83,491		120,786		66,394

		42,652,493		6,643,716		33,918,483		5,283,273

		86,901,262		26,650,125		69,106,370		21,192,942

OPERATING EXPENSES INTEREST EXPENSE (Note 33):
Interest on deposits		6,984,225		4,971,965		5,554,056		3,953,849
Interest on borrowings		1,275,885		1,047,857		1,014,620		833,286
Interest on debentures		2,160,985		1,667,394		1,718,477		1,325,959
Interest on others		320,438		232,496		254,822		184,888

		10,741,533		7,919,712		8,541,975		6,297,982

LOSS ON VALUATION AND DISPOSAL OF SECURITIES:
Loss on valuation of trading securities		94,063		120,183		74,801		95,573
Loss on disposal of trading securities		468,469		312,111		372,540		248,200
Loss on redemption of available-for-sale securities		392		39		312		31
Loss on disposal of available-for-sale securities		27,153		3,479		21,593		2,767
Loss on impairment of available-for-sale securities (Note 11)		744,437		453,544		591,998		360,671
Loss on valuation of market index funds		394,442		206,020		313,671		163,833
Loss on disposal of market index funds		333,539		666,199		265,240		529,780

		2,062,495		1,761,575		1,640,155		1,400,855

LOSS ON VALUATION AND DISPOSAL OF LOANS:
Provision for possible loan losses (Note 12)		1,627,703		647,289		1,294,396		514,743
Loss on disposal of loans (Note 12)		72,686		28,974		57,802		23,041

		1,700,389		676,263		1,352,198		537,784

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
LOSS ON FOREIGN EXCHANGE:
Loss on foreign exchange	(Won)	20,853,737	(Won)	2,634,491	US$	16,583,489	US$	2,095,023

COMMISSIONS (Note 33):
Commissions in local currency		173,879		170,187		138,274		135,337
Commissions in foreign currencies		30,965		24,931		24,624		19,826
Commissions paid on credit cards		361,635		200,772		287,582		159,660

		566,479		395,890		450,480		314,823

INSURANCE EXPENSE:
Claims paid		178,267		—		141,763		—
Reinsurance premium expenses		29,304		—		23,303		—
Provision for policy reserves		200,580		—		159,507		—
Selling and general operating expenses		33,775		—		26,859		—
Others		58,666		—		46,653		—

		500,592		—		398,085		—

OTHER OPERATING EXPENSES (Note 33):
Salaries, employee benefits and provision for severance benefits		1,963,065		1,900,908		1,561,085		1,511,656
Rent		170,375		124,467		135,487		98,980
Entertainment expense		29,475		26,187		23,439		20,825
Depreciation and amortization (Notes 14 and 15)		353,949		308,336		281,470		245,198
Taxes and dues		169,763		147,437		135,000		117,246
Advertising		76,795		76,039		61,070		60,468
Telecommunications		66,061		58,277		52,534		46,344
Service fees		172,058		139,210		136,825		110,704
IT operating expenses		95,791		99,673		76,176		79,263
Stock-based compensation (Note 26)		691		1,092		549		868
Other administrative expenses		165,395		135,920		131,527		108,087
Provision for allowances for possible losses on acceptances and guarantees		27,262		53,889		21,680		42,854
Provision for allowances for unused credit line		55,144		40,458		43,852		32,173
Provision for other allowances		135,312		39,288		107,604		31,243
Loss on transaction of derivatives		32,746,751		4,095,540		26,041,154		3,256,891
Loss on valuation of derivatives (Note 36)		12,154,986		2,456,037		9,665,993		1,953,111
Loss on fair value hedged items		392,977		109,874		312,507		87,375
Deposit insurance fee		150,547		148,224		119,719		117,872
Funds contribution fee		216		893		172		710
Subsidy for trust accounts adjustment		321,309		249,516		255,514		198,422
Other expenses		112,609		135,267		89,550		107,567

		49,360,531		10,346,532		39,252,907		8,227,857

		85,785,756		23,734,463		68,219,289		18,874,324

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OPERATING INCOME	(Won)	1,115,506	(Won)	2,915,662	US$	887,081	US$	2,318,618

NON-OPERATING INCOME (Note 27)		203,067		136,937		161,486		108,896

NON-OPERATING EXPENSES (Note 27)		128,326		129,382		102,048		102,888

INCOME BEFORE INCOME TAX EXPENSE		1,190,247		2,923,217		946,519		2,324,626

INCOME TAX EXPENSE (Note 28)		602,780		800,179		479,348		636,325

NET INCOME(LOSS) OF SUBSIDIARY BEFORE PURCHASE		(1,035)		8,678		(823)		6,901

NET INCOME	(Won)	588,502	(Won)	2,114,360	US$	467,994	US$	1,681,400

CONTROLLING INTEREST		454,478		1,939,238	US$	361,414	US$	1,542,138
MINORITY INTEREST		134,024		175,122		106,580		139,262

	(Won)	588,502	(Won)	2,114,360	US$	467,994	US$	1,681,400

BASIC CONTROLLING NET INCOME PER COMMON SHARE (Note 29)	(Won)	564	(Won)	2,406	US$	0.45	US$	1.91

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Korean won	Capital stock		Capital surplus		Capital Adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In millions)
January 1, 2007 (Reported)	(Won)	4,030,077	(Won)	187,955	(Won)	(55,854)	(Won)	2,173,342	(Won)	5,601,869	(Won)	1,487,416	(Won)	13,424,805
Dividend		—		—		—		—		(483,608)		(83,336)		(566,944)
Net income		—		—		—		—		1,939,238		175,122		2,114,360
Changes in subsidiaries’ capital surplus		—		357		—		—		—		355		712
Gain on valuation of available-for-sale securities		—		—		—		(325,879)		—		54,283		(271,596)
Valuation using the equity method on subsidiaries		—		—		—		(3,551)		—		(3,440)		(6,991)
Overseas business translation credit		—		—		—		1,351		750		3,072		5,173
Valuation on derivative instruments		—		—		—		(2,969)		—		(1,651)		(4,620)
Changes in minority interests		—		—		—		—		—		323,066		323,066
Others		—		(757)		42		—		—		42		(673)

December 31, 2007	(Won)	4,030,077	(Won)	187,555	(Won)	(55,812)	(Won)	1,842,294	(Won)	7,058,249	(Won)	1,954,929	(Won)	15,017,292

(Continued)

Korean won	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In millions)
January 1, 2008 (Reported)	(Won)	4,030,077	(Won)	188,237	(Won)	(55,812)	(Won)	1,843,686	(Won)	7,145,883	(Won)	1,954,929	(Won)	15,107,000
The cumulative effect of changes in accounting policy (Note 2)		—		(682)		—		(1,392)		(87,634)		—		(89,708)
January 1, 2008 (Adjusted)		4,030,077		187,555		(55,812)		1,842,294		7,058,249		1,954,929		15,017,292
Dividend		—		—		—		—		(201,503)		(122,884)		(324,387)
Net income		—		—		—		—		454,478		134,024		588,502
Changes in subsidiaries’ capital surplus		—		839		—		—		—		1,066		1,905
Gain on valuation of available-for-sale securities		—		—		—		(1,137,599)		—		(81,992)		(1,219,591)
Valuation using the equity method on subsidiaries		—		—		—		26,238		—		7,182		33,420
Overseas business translation credit		—		425		—		15,161		11,925		34,476		61,987
Valuation on derivative instruments		—		—		—		(21,728)		—		(44,719)		(66,447)
Changes in consolidated entities		—		—		—		—		—		37,514		37,514
Changes in minority interests		—		—		—		—		—		181,789		181,789
Others		—		(1,860)		(1,407)		—		—		(114)		(3,381)

December 31, 2008	(Won)	4,030,077	(Won)	186,959	(Won)	(57,219)	(Won)	724,366	(Won)	7,323,149	(Won)	2,101,271	(Won)	14,308,603

(Continued)

Translation into U.S. dollars (Note 2)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In thousands)
January 1, 2007 (Reported)	US$	3,204,833	US$	149,467	US$	(44,417)	US$	1,728,304	US$	4,454,767	US$	1,182,836	US$	10,675,790
Dividend		—		—		—		—		(384,579)		(66,271)		(450,850)
Net income		—		—		—		—		1,542,138		139,262		1,681,400
Changes in subsidiaries’ capital surplus		—		284		—		—		—		282		566
Gain on valuation of available-for-sale securities		—		—		—		(259,148)		—		43,167		(215,981)
Valuation using the equity method on subsidiaries		—		—		—		(2,824)		—		(2,736)		(5,560)
Overseas business translation credit		—		—		—		1,074		596		2,443		4,113
Valuation on derivative instruments		—		—		—		(2,361)		—		(1,313)		(3,674)
Changes in minority interests		—		—		—		—		—		256,911		256,911
Others		—		(602)		34		—		—		34		(534)

December 31, 2007	US$	3,204,833	US$	149,149	US$	(44,383)	US$	1,465,045	US$	5,612,922	US$	1,554,615	US$	11,942,181

(Continued)

Translation into U.S. dollars (Note 2)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In thousands)
January 1, 2008 (Reported)	US$	3,204,833	US$	149,691	US$	(44,383)	US$	1,466,152	US$	5,682,611	US$	1,554,615	US$	12,013,519
The cumulative effect of changes in accounting policy (Note 2)		—		(542)		—		(1,107)		(69,689)		—		(71,338)
January 1, 2008 (Adjusted)		3,204,833		149,149		(44,383)		1,465,045		5,612,922		1,554,615		11,942,181
Dividend		—		—		—		—		(160,241)		(97,721)		(257,962)
Net income		—		—		—		—		361,414		106,580		467,994
Changes in subsidiaries’ capital surplus		—		667		—		—		—		848		1,515
Gain on valuation of available-for-sale securities		—		—		—		(904,651)		—		(65,202)		(969,853)
Valuation using the equity method on subsidiaries		—		—		—		20,865		—		5,711		26,576
Overseas business translation credit		—		338		—		12,056		9,483		27,416		49,293
Valuation on derivative instruments		—		—		—		(17,279)		—		(35,562)		(52,841)
Changes in consolidated entities		—		—		—		—		—		29,832		29,832
Changes in minority interests		—		—		—		—		—		144,564		144,564
Others		—		(1,479)		(1,119)		—		—		(90)		(2,688)

December 31, 2008	US$	3,204,833	US$	148,675	US$	(45,502)	US$	576,036	US$	5,823,578	US$	1,670,991	US$	11,378,611

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	588,502	(Won)	2,114,360	US$	467,994	US$	1,681,400
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation of trading securities		94,063		120,183		74,801		95,573
Loss on impairment of available-for-sale securities		744,437		453,544		591,998		360,671
Loss on valuation of market index funds		394,442		206,020		313,671		163,833
Provision for possible loan losses		1,627,703		647,289		1,294,396		514,743
Provision for severance benefits		131,788		158,210		104,801		125,813
Depreciation and amortization		355,358		308,336		282,591		245,198
Stock-based compensation		691		1,092		549		868
Provision for allowances for possible losses on acceptances and guarantees		27,262		53,889		21,680		42,854
Provision for allowances for unused credit line		55,144		40,458		43,852		32,173
Provision for other allowances		135,312		39,288		107,604		31,243
Loss on transaction of derivatives		32,746,751		4,095,540		26,041,154		3,256,891
Loss on valuation of derivatives		12,154,986		2,456,037		9,665,993		1,953,111
Loss on fair value hedged items		392,977		109,874		312,507		87,375
Loss on valuation using the equity method of accounting		20,842		20,887		16,574		16,610
Loss on disposal of fixed assets		994		1,694		790		1,347
Loss on impairment of fixed assets		4,759		3,273		3,784		2,603
Loss on impairment of intangible assets		—		580		—		461
Loss on impairment of other assets		—		1,805		—		1,435
Others		72,381		—		57,559
Gain on valuation of trading securities		(282,006)		(79,439)		(224,259)		(63,172)
Reversal of loss on impairment of available-for-sale securities		(1,789)		(77,465)		(1,423)		(61,603)
Reversal of loss on impairment of held-to-maturity securities		—		(1,544)		—		(1,228)
Gain on valuation of market index funds		(1,516,282)		(106,953)		(1,205,791)		(85,052)
Reversal of allowances for possible loan losses		(5,949)		(4,551)		(4,731)		(3,619)
Reversal of allowances for possible losses on acceptances and guarantees		(45)		(29)		(36)		(23)
Reversal of allowances for unused credit line		(16,937)		(3,137)		(13,469)		(2,495)
Reversal of other allowances		(6,186)		(4,424)		(4,919)		(3,518)
Gain on transaction of derivatives		(30,319,757)		(4,063,439)		(24,111,139)		(3,231,363)
Gain on valuation of derivatives		(11,972,898)		(2,256,828)		(9,521,191)		(1,794,694)
Gain on fair value hedged items		(76,721)		(151,869)		(61,011)		(120,771)
Gain on valuation using the equity method of accounting		(76,727)		(43,500)		(61,015)		(34,592)
Gain on disposal of fixed assets		(8,842)		(1,356)		(7,031)		(1,078)
Gain on disposal of other assets		(558)		(205)		(444)		(163)
Reversal of loss on impairment of other assets		(146)		—		(116)		—
Reversal of negative goodwill		(110)		(139)		(87)		(110)
Others		(8,629)		—		(6,862)		—

		4,666,308		1,923,121		3,710,780		1,529,321

(Continued)

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
Changes in operating assets and liabilities:
Decrease in present value discounts	(Won)	(5,907)	(Won)	(3,938)	US$	(4,697)	US$	(3,132)
Increase in trading securities		(82,684)		(3,399,446)		(65,753)		(2,703,337)
Decrease in market index funds		2,016,146		667,692		1,603,297		530,968
Decrease (increase) in available-for-sale securities		1,305,923		(4,187)		1,038,507		(3,330)
Decrease (increase) in held-to-maturity securities		(1,533,959)		438,425		(1,219,848)		348,648
Increase in loans		(30,957,363)		(26,600,121)		(24,618,181)		(21,153,178)
Increase in guarantee deposits		(87,478)		(110,496)		(69,565)		(87,870)
Decrease (increase) in other accounts receivable		3,151,107		(634,942)		2,505,850		(504,924)
Increase in accrued income		(192,028)		(106,004)		(152,706)		(84,297)
Increase in prepaid expenses		(17,566)		(4,814)		(13,969)		(3,828)
Increase in deferred income tax assets		(457,392)		(150,322)		(363,731)		(119,540)
Increase in CMA assets		(103,500)		(1,690,215)		(82,306)		(1,344,107)
Decrease (increase) in accounts receivable on disposal of assets		(1,762)		850		(1,401)		676
Decrease (increase) in domestic exchange settlements debits		158,195		(226,229)		125,801		(179,904)
Increase in sundry assets		(177,100)		(2,879)		(140,835)		(2,289)
Payment of severance benefits		(111,654)		(130,917)		(88,790)		(104,109)
Decrease (increase) in deposits in employee retirement trust		(47,143)		1,303		(37,489)		1,036
Decrease (increase) in post-retirement pension plan asset		139		(258)		111		(205)
Decrease (increase) in transfers to the National Pension Fund		(23)		27		(18)		22
Increase (decrease) in other accounts payables		(3,237,914)		846,516		(2,574,882)		673,174
Increase in accrued expenses		417,209		661,916		331,776		526,375
Increase (decrease) in income tax payable		(190,483)		135,627		(151,478)		107,854
Increase in unearned revenue		55,643		29,696		44,249		23,615
Increase in deposits for letter of guarantees and others		32,711		25,673		26,013		20,416
Increase (decrease) in foreign exchange remittance pending		35,642		(62,042)		28,344		(49,338)
Increase in domestic exchange remittance pending		486,869		169,364		387,172		134,683
Decrease in deferred income tax liabilities		(24,886)		(21,947)		(19,790)		(17,453)
Increase (decrease) in borrowings from trust accounts		(17,060)		2,538,485		(13,567)		2,018,676
Increase (decrease) in allowance for possible losses on acceptances and guarantees		416		(281)		331		(223)
Increase in allowance for unused credit line		149		15,617		118		12,419
Decrease in other allowances		(65,176)		(59,932)		(51,830)		(47,660)
Increase (decrease) in accounts for agency businesses		(2,114)		107,451		(1,681)		85,448
Increase in liabilities incurred by agency relationship		77,868		385,986		61,923		306,947

(Continued)

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
Increase in policy reserves	(Won)	173,333	(Won)	—	US$	137,839	US$	—
Increase (decrease) in sundry liabilities		(197,320)		17,486		(156,915)		13,905

		(29,599,162)		(27,166,856)		(23,538,101)		(21,603,862)

Net cash used in operating activities		(24,344,352)		(23,129,375)		(19,359,327)		(18,393,141)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks		(3,801,685)		(3,960,145)		(3,023,209)		(3,149,221)
Net increase in investments accounted for using the equity method of accounting		(159,617)		(617,453)		(126,932)		(491,016)
Net decrease in derivative instruments assets		32,297,674		5,177,381		25,684,035		4,117,202
Net increase in intangible assets		(48,630)		(58,106)		(38,672)		(46,208)
Net increase in fixed assets		(330,904)		(276,101)		(263,144)		(219,563)
Net increase in non-operating assets		(8,782)		(4,313)		(6,984)		(3,430)
Net decrease (increase) in operating lease assets		9,644		(4,518)		7,669		(3,593)
Net decrease in derivative instruments liabilities		(34,640,173)		(5,165,764)		(27,546,857)		(4,107,963)

Net cash used in investing activities		(6,682,473)		(4,909,019)		(5,314,094)		(3,903,792)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		23,641,579		17,560,444		18,800,460		13,964,568
Net increase in borrowings		4,204,714		4,019,389		3,343,709		3,196,333
Net increase in debentures in local currency		3,168,786		5,962,683		2,519,909		4,741,696
Net increase in debentures in foreign currencies		1,297,649		1,100,314		1,031,928		875,001
Payment of dividends		(201,503)		(483,608)		(160,241)		(384,579)
Share Issuance cost		(1,860)		—		(1,479)		—
Net increase in minority interests		61,909		161,796		49,232		128,665

Net cash provided by financing activities		32,171,274		28,321,018		25,583,518		22,521,684

CHANGES IN CONSOLIDATED ENTITIES		37,222		66,795		29,600		53,117

NET INCREASE IN CASH AND DUE FROM BANKS		1,181,671		349,419		939,697		277,868

CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR (Note 31)		5,991,011		5,641,592		4,764,223		4,486,355

CASH AND DUE FROM BANKS, END OF THE YEAR (Note 31)	(Won)	7,172,682	(Won)	5,991,011	US$	5,703,920	US$	4,764,223

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 26 2nd-tier subsidiaries as of December 31, 2008.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2008, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The major subsidiaries of the Company as of December 31, 2008 and 2007 are as follows:

		2008		2007
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank(*1)	705,956,580	100.0	635,956,580	100.0	Dec. 31
“	Kyongnam Bank(*2)	58,049,994	99.9	51,800,000	99.9	Dec. 31
“	Kwangju Bank(*2)	49,413,333	99.9	44,080,000	99.9	Dec. 31
“	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
“	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
“	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
“	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Dec. 31
“	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Dec. 31
“	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
“	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	Dec. 31
“	Woori Aviva Life Insurance Co., Ltd. (*3)	3,060,000	51.0	—	—	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31(*8)
“	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Dec. 31(*8)
“	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31(*8)
“	Korea BTL Infrastructure Fund (*4)	—	—	24,233,666	100.0	Dec. 31(*8)
“	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Dec. 31(*8)
“	Woori Bank (China) Limited	—	100.0	—	100.0	Dec. 31(*8)
“	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Dec. 31(*8)

		2008		2007
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Dec. 31
“	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	Dec. 31
“	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Dec. 31
“	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Dec. 31
“	Woori SB Tenth Asset Securitization Specialty(*5)	410,711	50.0	—	—	Dec. 31
“	Woori F&I Eighth Asset Securitization Specialty(*5)	140,000	100.0	—	—	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
“	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec. 31(*8)
“	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31(*8)
“	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec. 31(*8)
“	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31(*8)
“	High Technology Venture Investment	208,000	42.9	208,000	42.9	Dec. 31(*8)
“	Global Technology Investment	592,000	50.0	592,000	50.0	Dec. 31(*8)
“	MARS First Private Equity Fund(*2)	18,000,000	52.9	13,500,000	52.9	Dec. 31(*8)
“	MARS Second Private Equity Fund(*2)	2,507	8.9	2,418	8.9	Dec. 31(*8)
“	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Dec. 31(*8)
“	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Dec. 31(*8)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund(*2)(*6)	141,494	61.0	128,296	61.0	Dec. 31
Woori Private Equity Fund	Kumho Investment Bank(*2)	74,550,000	41.4	7,100,000	41.4	Dec. 31
“	Woori EL, Ltd.(*7)	1,010	100.0	3,000	100.0	Dec. 31

(*1)	The number of shares owned increased as a result of the Company acquiring 70,000,000 shares of convertible preferred stock of Woori Bank on December 16, 2008.
(*2)	The investees increased their capital for the year ended December 31, 2008.
(*3)	On April 4, 2008, the Company acquired 3,060,000 shares (51.0%) of Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva”) by (Won)75,584 million and it has been included in consolidation scope of the Company.
(*4)	Due to the amendment to Enforcement Decree of the Act on External Audit of Corporations, Korea BTL Infrastructure Fund was excluded from consolidation and accounted for using the equity method for the year ended December 31, 2008.
(*5)	On March 10, 2008, Woori F&I acquired 100% ownership interest of Woori F&I Eighth Asset Securitization Specialty Co., Ltd. On June 27, 2008, Woori F&I acquired 50% ownership interest of Woori SB Tenth Asset Securitization Specialty Co., Ltd.

(*6)	Since the total value of Woori Private Equity Fund’s assets as of December 31, 2007 exceeded (Won)7 billion, it has been included in the consolidation scope of the Company.
(*7)	The investees decreased their capital for the year ended December 31, 2008.
(*8)	The financial statements as of December 31, 2008 are not audited.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2008 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Strategy and Finance (the “MOSF”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2008, its issued common stock amounted to (Won)3,179,783 million consisting of 635,956,580 shares and its issued preferred stock amounted to (Won)350,000 million consisting of 70,000,000 shares. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 896 branches and offices in Korea, and 13 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOSF. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2008, Kyongnam Bank’s common stock amounted to (Won)290,250 million consisting of 58,050,037 shares of common stock issued and outstanding of which the Company owns 99.99% ownership. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 151 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOSF. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2008, its common stock amounted to (Won)247,069 million consisting of 49,413,850 common shares issued and outstanding of which the Company owns 99.99% ownership. Kwangju Bank’s head office is located in Kwangju, Korea. Kwangju Bank has 131 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2008, its common stock amounted to (Won)4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori SB Asset Management Co., Ltd. (formerly Woori CA Asset Management Co., Ltd., “Woori SB”). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. As of December 31, 2008, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“Woori 3rd SPC”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. Woori 3 rd SPC has been engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and Woori Credit Card Co., Ltd. Woori 3rd SPC has entered into a consignment agreement with Woori SB Asset Management Co., Ltd. for asset management. As of December 31, 2008, its common stock amounted to (Won)10 million consisting of 2,000 shares issued and outstanding, all of which are owned by the Company. The office is located in Seoul, Korea.

g.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Led. (formerly “LG securities”, “Woori Investment Securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion was recorded in accumulated other comprehensive income. On January 24, 2006, Woori Investment Securities reduced its treasury stock by extinguishing against retained earnings. As a result, the Company’s ownership interest in Woori Investment Securities increased from 34.4% to 35.0%. As of December 31, 2008, its issued common stock amounted to (Won)687,445 million consisting of 132,513,863 shares and its issued preferred stock amounted to (Won)99,355 million consisting of 18,870,968 shares. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 126 branches and offices in Korea and two offices in overseas.

h.	Woori Credit Suisse Asset Management Co., Ltd.

Woori Credit Suisse Asset Management (formerly “Woori Asset Management”, “Woori CS”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”). As a result of the merger, 3,810,000 new common shares of Woori Asset Management were issued by exchanging one common share of Woori Investment Trust Management with 0.635 common share of Woori Asset Management. On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse (Won)34,604 million of gain on the disposal of ownership interest in Woori CS was recorded as accumulated other comprehensive income and subsequently, Woori Asset Management changed its name to Woori CS. As of December 31, 2008, the number of issued and outstanding common shares and contributed capital of Woori CS are 6,662,000 shares and (Won)33,310 million, respectively, which the Company owns 70% of the common shares. The head office of Woori CS is located in Seoul, Korea.

i.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2008, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

j.	Woori Financial Co., Ltd.

Woori Financial Co., Ltd. (formerly “Hanmi Capital”, “Woori Financial”), established on September 1989, has been engaged in lease, installment and factoring business. On September 14, 2007, the Company acquired 8,499,955 shares of Hanmi Capital at (Won)271,149 million. On October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial. As of December 31, 2008, the number of issued and outstanding common shares and contributed capital of Woori Financial are 16,963,128 shares and (Won)84,816 million, respectively, which the Company owns 50.11% of the common shares. The office of Woori Financial is located in Suwon, Korea and Woori Financial has 13 domestic branches in Korea.

k.	Woori Aviva Life Insurance Co., Ltd.

Woori Aviva Life Insurance Co., Ltd. (formerly “LIG Life Insurance”, “Woori Aviva”), established on March 4, 1988, has been engaged in life insurance and the related reinsurance business. On April 4, 2008, the Company acquired 3,060,000 shares of LIG Life Insurance at (Won)75,584 million and LIG Life Insurance changed its corporate name to Woori Aviva. As of December 31, 2008, the number of issued and outstanding common shares and contributed capital of Woori Aviva are 6,000,000 shares and (Won)30,000 million, respectively. The Company owns 51.0% of Woori Aviva’s outstanding common shares. The office of Woori Aviva is located in Busan, Korea and Woori Aviva has 31 domestic branches in Korea.

l.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2008, the common stock of Woori CI amounted to (Won)5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 15 branches and offices in Korea.

m.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2008, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

n.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2008, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2% of its outstanding stock.

o.	Woori SB Asset Management Co., Ltd.

Woori SB was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and has been engaged in the business of management, operation and disposition of securitization assets. On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB. As of December 31, 2008, Woori SB’s common stock amounted to (Won)4,000 million consisting of 800,000 shares issued and Woori F&I owns 51.0% ownership. The office of Woori SB is located in Seoul, Korea.

p.	Woori Private Equity Fund

Woori Private Equity Fund (“Woori PEF”) was established on July 6, 2006, based on the Act on Indirect Investment Asset Management Business and has been engaged in investments by private funding and intends to offer an investment return to investors by enhancing the investees’ value by participation in investees’ management and restructuring. As of December 31, 2008, the common stock of Woori PEF amounted to (Won)231,810 million consisting of 231,810 shares of which the Company’s subsidiaries own 61.0% of Woori PEF. The office of Woori PEF is located in Seoul, Korea.

q.	The information of other 2nd—tier subsidiaries as of December 31, 2008 is as follows (Korean won in millions and U.S. dollar, EURO, HKD, CNY and RUB in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of Establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2006.8.23	Hong Kong, China
Woori Bank (China) Limited	Banking	CNY	2,400,000	—	2007.10.26	Beijing, China
ZAO Woori Bank	Banking	RUB	500,000	20,000,000	2007.11.22	Moscow, Russia
Woori F&I Fifth Asset Securitization Specialty	Asset securitization	(Won)	912	182,500	2007.5.23	Seoul, Korea
Woori F&I Sixth Asset Securitization Specialty	Asset securitization	(Won)	494	98,780	2007.12.12	Seoul, Korea
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	(Won)	527	105,300	2007.12.12	Seoul, Korea
Woori F&I Eighth Asset Securitization Specialty	Asset securitization	(Won)	700	140,000	2008.3.10	Seoul, Korea
Woori SB Tenth Asset Securitization Specialty	Asset securitization	(Won)	4,107	821,421	2008.6.27	Seoul, Korea
Woori Futures Co., Ltd.	Futures trading	(Won)	25,000	5,000,000	1992.7.10	Seoul, Korea
Woori Investment Securities Int’l Ltd.	Securities	USD	5,788	5,788,000	1991.8.15	London, UK
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.3.6	Hong Kong, China
Woori Investment Securities America Inc.	Securities	USD	3	300	1992.6.18	New York, USA

Subsidiaries	Main business	Capital		Number of issued shares	Date of Establishment	Location
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
High Technology Venture Investment	Securities investments	USD	5	486,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments	USD	12	1,184,000	1999.6.28	Malaysia
MARS First Private Equity Fund	Securities investments	(Won)	34,000	34,000,000	2005.1.26	Seoul, Korea
MARS Second Private Equity Fund	Securities investments	(Won)	282,000	28,200	2007.2.8	Seoul, Korea
Connacht Capital Market Investment	Securities investments	USD	150	15,000,000	1996.5.8	Malaysia
Woori Investment Asia Pte. Ltd.	Investments	USD	50,000	50,000,000	2007.9.20	Singapore
Kumho Investment Bank	Credit financial business	(Won)	89,951	179,902,850	1974.6.29	Kwangju, Korea
Woori EL, Ltd.	Securities investments	(Won)	10	1,010	2007.12.24	Seoul, Korea

(4)	Affiliates of the Company and its subsidiaries accounted under the equity method of accounting as of December 31, 2008 and 2007 are as follows:

		2008		2007
Investors	Investees	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Bank & Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	1,303,920	29.6	Dec. 31(*9)
Woori, Kyongnam & Kwangju Bank	Korea Credit Bureau	180,000	9.0	180,000	9.0	Dec. 31(*9)
Woori Bank	Korea Finance Security Co., Ltd.	183,870	15.3	183,870	15.3	Dec. 31(*9)
“	Woori Service Networks Co., Ltd.	4,704	4.9	4,704	4.9	Dec. 31(*9)
“	Woori SME Asset Securitization Specialty	54,600	5.0	54,600	5.0	Dec. 31(*9)
“	Woori SME First ABS Co., Ltd.	82,960	5.0	82,960	5.0	Dec. 31(*9)
“	Korea BTL Infrastructure Fund	24,233,666	100.0	—	—	Dec. 31(*9)
Woori Investment Securities	Woori Absolute Partners Pte.Ltd(*1)	50,000,000	100.0	—	—	Dec. 31(*9)
“	Woori Absolute Asia Multi Strategy Fund(*2)	60,000	100.0	—	—	Dec. 31(*9)
“	Woori Absolute Asia Global Opportunity Fund(*2)	35,000	100.0	—	—	Dec. 31(*9)
HTI & GTI	Athena Venture Fund (*3)	—	66.4	—	66.4	Sep. 30(*9)
Woori F&I	Woori SB First Asset Securitization Specialty	1,867,800	30.0	1,867,800	30.0	Dec. 31
“	Woori SB Third Asset Securitization Specialty (*4)	—	—	301,086	30.0	Dec. 31
“	Woori SB Fifth Asset Securitization Specialty (*4)	186,456	30.0	282,456	30.0	Dec. 31
“	Woori SB Sixth Asset Securitization Specialty (*4)	200,742	30.0	274,542	30.0	Dec. 31
“	Woori SB Seventh Asset Securitization Specialty	165,760	40.0	165,760	40.0	Dec. 31
“	Woori SB Eighth Asset Securitization Specialty	149,336	40.0	149,336	40.0	Dec. 31
“	Woori SB Ninth Asset Securitization Specialty(*5)	119,142	45.5	—	—	Dec. 31
“	Woori SB Eleventh Asset Securitization Specialty(*6)	157,527	45.0	—	—	Dec. 31

		2008		2007
Investors	Investees	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
“	Woori SB Twelfth Asset Securitization Specialty(*7)	157,544	40.0	—	—	Dec. 31(*9)
Woori F&I	Woori F&I Ninth Asset Securitization Specialty(*6)	34,260	100.0	—	—	Dec. 31
“	Woori Stream First Asset Securitization Specialty (*4)	169,408	40.0	249,408	40.0	Dec. 31
“	Woori Stream Second Asset Securitization Specialty	211,088	40.0	211,080	40.0	Dec. 31
“	Woori Stream Third Asset Securitization Specialty	152,472	40.0	152,472	40.0	Dec. 31
“	Woori Stream Fourth Asset Securitization Specialty	237,808	40.0	237,808	40.0	Dec. 31
“	Woori BC Pegasus Asset Securitization Specialty	581,580	30.0	581,580	30.0	Dec. 31
“	Woori Marine Third Asset Securitization Specialty (*4)	72,834	30.0	156,834	30.0	Dec. 31
“	Hiking-Woori Capital	245,000	49.0	245,000	49.0	Dec. 31
“	Woori-Consus Capital	220,000	44.0	220,000	44.0	Dec. 31
Woori F&I & Woori Bank	Woori Marine Second Asset Securitization Specialty	335,820	30.0	335,820	30.0	Dec. 31
MARS First	Sempio Foods Company	1,331,695	30.0	1,331,695	30.0	Sep. 30(*9)
“	Woori INS	12,500	100.0	—	—	Sep. 30(*9)
MARS Second	Seoul Lakeside Co., Ltd.	76,000	47.5	76,000	47.5	Dec. 31, 2007
Woori PEF	Kumho Investment Bank(*8)	—	—	7,100,000	41.4	Dec. 31
Woori PEF	Woori Renaissance Holdings	1,260	51.6	—	—	Dec.31

(*1)	On May 29, 2008, Woori Investment Securities Co., Ltd. acquired 100% ownership interest of Woori Absolute Partners Pte. Ltd. (“Woori Absolute Partners”). Woori Absolute Partners is excluded from consolidation and accounted for using the equity method of accounting since its amount of common stock did not exceed (Won)7 billion when it was established.
(*2)	On July 22, 2008, Woori Investment Securities Co., Ltd. acquired 100% ownership interest of Woori Absolute Asia Multi Strategy Fund and 100% ownership interest of Woori Absolute Asia Global Opportunity Fund. Woori Absolute Asia Multi Strategy Fund and Woori Absolute Asia Global Opportunity Fund are excluded from consolidation and accounted for using the equity method of accounting since its amount of common stock did not exceed (Won)7 billion when it was established.
(*3)	Due to restriction of the voting rights on the investee, it is accounted for using the equity method of accounting and excluded from consolidation.
(*4)	The investees reduced their capital for the year ended December 31, 2008. As a result, the number of shares owned decreased.
(*5)	On September 29, 2008, Woori F&I acquired 45.5% ownership interest of Woori SB Ninth Asset Securitization Specialty Co., Ltd. (“Woori SB Ninth SPC”). Woori SB Ninth SPC is excluded from consolidation and accounted for using the equity method of accounting since its amount of common stock did not exceed (Won)7 billion when it was established.
(*6)	On September 29, 2008, Woori F&I acquired 45.0% ownership interest of Woori SB Eleventh Asset Securitization Specialty Co., Ltd (“Woori SB Eleventh SPC”). On September 29, 2008, Woori F&I acquired 100% ownership interest of Woori F&I Ninth Asset Securitization Specialty Co., Ltd. (“Woori SB Tenth SPC”). Woori SB Eleventh SPC and Woori F&I Ninth SPC are excluded from consolidation and accounted for using the equity method of accounting since its amount of common stock did not exceed (Won)7 billion when it was established.
(*7)	On October 9, 2008, Woori F&I acquired 40.0% ownership interest of Woori SB Twelfth Asset Securitization Specialty Co., Ltd. (“Woori SB Twelfth SPC”). Woori SB Twelfth SPC is excluded from consolidation and accounted for using the equity method of accounting since its amount of common stock did not exceed (Won)7 billion when it was established.

(*8)	Since total value of Woori Private Equity Fund’s assets as of December 31, 2008 exceeded (Won)7 billion, it has been included in the consolidation scope of the Company.
(*9)	The financial statements for the year ended December 31, 2008 are not audited.

(5)	General information pertaining to affiliates of the Company and its subsidiaries accounted for using the equity method of accounting is as follows (Korean won in millions, US Dollars in thousands):

Investees	Main business	Capital		Number of issued shares	Established date	Location	The rationale of application of equity method of accounting
Korea BTL Infrastructure Fund	Financial business		121,168	24,233,666	2006.5.19	Seoul, Korea	Percentage of ownership exceeds 20%.
BC Card Co., Ltd.	Credit card & installment financing		44,000	4,400,000	Sep. 7, 1983	Seoul, Korea	“
Korea Credit Bureau	Investigation and reference of credit information of individuals		10,000	2,000,000	Feb. 23, 2005	Seoul, Korea	Significant influence over the investee
Korea Finance Security Co., Ltd.	Security service/Investment		6,000	1,200,000	Dec. 7, 1990	Seoul, Korea	Banking act
Woori Service Networks Co., Ltd.	Freight & staffing services		480	96,000	Aug. 1, 2005	Seoul, Korea	The investee’s material transaction with the investor
Woori SME Asset Securitization Specialty	Securitization		5,460	1,092,000	Aug. 1, 2005	Seoul, Korea	Significant influence over the investee
Woori SME First ABS Co., Ltd.	Securitization		8,297	1,659,360	Oct. 25, 2005	Seoul, Korea	“
Woori Absolute Partners Pte. Ltd	Securities Investment	USD	5,000	50,000,000	May. 29, 2008	Singapore	Percentage of ownership exceeds 20%.
Woori Absolute Asia Multi Strategy Fund	“	USD	60,000	60,000	Jul. 21, 2008	Cayman Island	“
Woori Absolute Asia Global Opportunity Fund	“	USD	35,000	35,000	Jul. 21, 2008	Cayman Island	“
Athena Venture Fund	“	USD	55,079	—	Sep. 22, 1997	United States	“
Woori SB First Asset Securitization Specialty	Securitization		31,130	6,226,000	Mar. 18, 2004	Seoul, Korea	“
Woori SB Third Asset Securitization Specialty	“		5,018	1,003,620	Mar. 4, 2005	Seoul, Korea	“
Woori SB Fifth Asset Securitization Specialty	“		3,108	621,520	Dec. 14, 2005	Seoul, Korea	“
Woori SB Sixth Asset Securitization Specialty	“		3,346	669,140	Feb. 23, 2006	Seoul, Korea	“
Woori SB Seventh Asset Securitization Specialty	“		2,072	414,400	Dec. 1, 2006	Seoul, Korea	“
Woori SB Eighth Asset Securitization Specialty	“		1,867	373,340	Jun. 1, 2007	Seoul, Korea	“
Woori SB Ninth Asset Securitization Specialty	“		1,324	264,760	Jun. 5, 2008	Seoul, Korea	“
Woori SB Eleventh Asset Securitization Specialty	“		1,750	350,060	Sep. 10, 2008	Seoul, Korea	“
Woori SB Twelfth Asset Securitization Specialty	“		1,969	393,860	Oct. 9, 2008	Seoul, Korea	“
Woori F&I Ninth Asset Securitization Specialty	“		171	34,260	Sep. 9, 2008	Seoul, Korea	“
Woori BC Pegasus Asset Securitization Specialty	“		9,693	1,938,600	Aug. 20, 2004	Seoul, Korea	“
Woori Marine Second Asset Securitization Specialty	“		5,597	1,119,400	Mar. 28, 2005	Seoul, Korea	“
Woori Marine Third Asset Securitization Specialty	“		1,214	242,780	May 26, 2005	Seoul, Korea	“
Woori Stream First Asset Securitization Specialty	“		2,118	423,520	Jun. 2, 2006	Seoul, Korea	“
Woori Stream Second Asset Securitization Specialty	“		2,639	527,720	Mar. 5, 2007	Seoul, Korea	“

Investees	Main business	Capital		Number of issued shares	Established date	Location	The rationale of application of equity method of accounting
Woori Stream Third Asset Securitization Specialty	Securitization		1,906	381,180	Sep. 3, 2007	Seoul, Korea	Percentage of ownership exceeds 20%.
Woori Stream Fourth Asset Securitization Specialty	“		2,973	594,520	Dec. 5, 2007	Seoul, Korea	“
Hiking-Woori Capital	“	USD	500	500,000	Nov. 28, 2006	China	“
Woori-Consus Capital	“	USD	500	500,000	Oct. 29, 2007	China	“
SEMPIO Foods Company	Food & Beverages Manufacturing		4,444	4,444,000	Dec. 9, 1971	Seoul, Korea	“
Woori INS	Securities Investment		63	12,500	Mar. 26, 2008	Seoul, Korea	“
Seoul Lakeside Co., Ltd.	Hotel		1,600	160,000	Aug. 22, 1986	Gyeonggi-do, Korea	“
Woori Renaissance Holdings	Other Financial business		24	2,440	Mar. 31, 2008	Seoul, Korea	“

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company and its subsidiaries (excluding foreign subsidiaries) maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)1,257.5 to US$ 1.00 at December 31, 2008, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized below.

a.	Adoption of the Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.25 before the beginning of the 2008. No SKASs have been newly adopted for the year ended December 31, 2008. Significant SKASs amended are summarized below.

KFAS, SKAS, Interpretation on KFAS, Opinion on Application of Accounting Standards and Opinion on Financial Reporting Practice that were amended by the KASB and newly adopted by the Company for the year ended December 31, 2008 are summarized below.

KFAS and others	Description of the amendment
SKAS No. 8, Investments in Securities	• In rare cases, the trading securities may be reclassified as other categories of securities when an entity’s intention changes not to trade the securities in the near future.

SKAS No.15, Investments in Associates

•   Amended SKAS No. 15 “Investments in Associates” requires that net income or loss and net assets on separate financial statements of a parent company equal to the investor’s share on the consolidated financial statements unless the carrying amount of an investment in an associate falls below zero as a result of reflecting the associate’s losses.

Interpretation 53-70, Accounting for Derivatives and Others	• Classification criteria were established to clarify differentiation between guarantees and credit derivatives.
• Basis was provided to enable an entity to designate derivatives currently held as hedging instruments reflecting economic substance.
• Scope of hedge accounting on foreign currency exchange risk was expanded.

1) Amendment to SKAS No.15 “Investments in Associates”

Amended SKAS No. 15 “Investments in Associates” requires the net income (or loss) and net assets on separate financial statements of a parent company to be equal to the investor’s share on the consolidated financial statements unless the carrying amount of an investment in an associate falls below zero as a result of reflecting the associate’s losses. In addition, investment differences arisen from additional acquisition, disposal and capital contribution with consideration of the subsidiary are included in capital surplus or capital adjustments. As a result of this amendment, capital surplus and accumulated other comprehensive income decreased by (Won)682 million and (Won)1,392 million, respectively, and retained earnings increased by (Won)590 million for the year ended December 31, 2007.

2) Amendment to Interpretation for Derivatives

Woori Bank recorded credit derivatives sold as confirmed acceptances and guarantees for the year ended December 31, 2007, but as the Interpretation for Derivatives has been amended for the year ended December 31, 2008, Woori Bank has changed its accounting policy and a portion of credit derivatives sold is stated at fair value. Due to the change of Woori Bank’s accounting policy, the Company retroactively adjusted the financial statements for the prior period and the effects of change for the year ended December 31, 2008 and 2007 are as follows (Korean won in millions except for net income per share):

	Before		After		Effects of change
	2008	2007	2008	2007	2008	2007
Deferred income tax assets	512,430	83,037	647,151	116,501	134,721	33,464
Derivative instruments assets	12,697,815	2,626,113	12,697,815	2,626,113	—	—
Allowances for acceptances and guarantees	142,794	115,161	137,730	110,097	(5,064)	(5,064)
Derivative instruments liabilities	13,318,982	2,951,296	13,801,576	3,078,048	482,594	126,752
Retained earnings	7,590,100	7,145,883	7,323,149	7,057,659	(266,951)	(88,224)
Gain on valuation of derivatives	11,972,712	2,256,828	11,972,898	2,256,828	186	—
Provision for allowances for acceptances and guarantees	27,262	58,953	27,262	53,889	—	(5,064)
Loss on valuation of derivatives	11,786,592	2,329,286	12,154,986	2,456,038	368,394	126,752
Income tax expense	704,037	834,232	602,780	800,768	(101,257)	(33,464)
Net income	855,453	2,201,994	588,502	2,113,770	(266,951)	(88,224)
Basic controlling net income per share	895	2,515	564	2,405	(331)	(110)

3) Amended to SKAS No. 8 “Investments in Securities”

In rare cases the Bank reclassified one trading security that the Bank’s intention changes not to trade the security in the near future as available-for-sale security and reclassified amounts are 1,383 Korean won in millions.

b.	Reclassification of financial statements for the prior period

For the comparative purpose, the Company and its subsidiaries have reclassified the balance sheet as of December 31, 2007 and statements of income, changes in shareholders’ equity and cash flow for the year ended December 31, 2007. However, the above reclassifications have no effect on the Company and its subsidiaries’ net assets as of December 31, 2007 and net income for the year ended December 31, 2007.

c.	Consolidation accounting

1) Investment and equity account elimination and inter-company transaction elimination

The Company’s investments in subsidiaries and equity accounts of subsidiaries were eliminated as of the date the Company obtained control of the subsidiaries. The differences between acquisition costs and proportionate net assets value on the acquisition date are recorded either in goodwill or negative goodwill. Goodwill is amortized using the straight-line method over 20 years or less. Negative goodwill arising with respect to identifiable non-monetary assets is recognized as income, as economic benefit embodied therein flow to the acquirer (when the assets are amortized or disposed). Negative goodwill in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at a lower price, is immediately recognized as a gain.

If additional shares are purchased after control of the subsidiaries is obtained, the differences between acquisition costs and net assets acquired are credited or charged to capital surplus. If the acquisition date is not the year-end balance sheet date of subsidiaries, the nearest accounting closing date to the actual acquisition date is deemed as the acquisition date.

All significant inter-company transactions are eliminated in the consolidated financial statements.

2) Overseas consolidated subsidiaries’ financial statement’s conversion rate

The Korean won amounts presented in the financial statements of the overseas consolidated subsidiaries were computed by translating U.S. dollar into Korean won based on the Base rate ($1.00 to (Won)1,257.5 and (Won)938.2 at December 31, 2008 and 2007, respectively) published by Seoul Money Brokerage Service, Ltd. and cross rates.

3) Investment securities accounted for using the equity method of accounting

If the Company and its subsidiaries own 20% (bank subsidiary 15%) or more of voting shares of its investees, either directly or indirectly, the Company and its subsidiaries are presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at a lower price, is immediately recognized as a gain.

The Company and its subsidiaries’ interest in net assets of investees are added to or deducted from the investment securities. The Company and its subsidiaries’ interest in net income or net loss of investees are reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or accumulated other comprehensive income of the investees are reflected in the accumulated other comprehensive income account of the Company and its subsidiaries.

4) Date of the consolidated financial statements

The accompanying financial statements are stated as of December 31, 2008 and 2007, the balance sheets date of the Company. In case the balance sheet dates of affiliates differ from the Company’s, the Company used the consolidated balance sheets of affiliates as of December 31, 2008 and 2007, and the related consolidated statements of income for the years ended December 31, 2008 and 2007.

5) Minority interests

Minority interests in the net assets of consolidated subsidiaries are presented within equity and identified separately from the Company’s interests in subsidiaries. In addition, the Company and its subsidiaries present net income of the consolidated entity in the consolidated statement of income and classify net income into controlling interest and minority interest.

d.	Securities (excluding investment securities accounted for using the equity method of accounting)

Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental costs incurred in connection with acquisition of the related securities using the moving average method and classified into trading, available-for-sale or held-to-maturity securities, based on the intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. When the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, the debt securities are classified as held-to-maturity securities. All other securities are classified as available-for-sales securities.

The Company and its subsidiaries’ accounting for securities, except for the equity securities accounted for using the equity method of accounting, are as follows:

1) Trading securities

Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

2) Available-for-sale securities

Securities classified as available-for-sale are stated at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income and the accumulated unrealized gains or losses are reflected in net income when the securities are sold or written down. Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each balance sheet date. The Company and its subsidiaries recognize the write-downs, estimating the recoverable value of individual available-for-sale securities unless there is a clear evidence to indicate that such write-downs are not deemed necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.

3) Held-to-maturity securities

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on balance sheet date and states those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of securities held-to-maturity.

4) Reversal of loss on impairment of available-for-sale and held-to-maturity securities

For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as a reversal of loss on impairment of available-for-sale securities, and any excess is included in accumulated other comprehensive income as a gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as a reversal of the impairment, the increases in the fair value are recorded in accumulated other comprehensive income. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as a reversal of loss on impairment of held-to-maturity securities.

5) Reclassification of securities

If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay or reclassify held-to-maturity securities to available-for-sale securities within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading securities. Nevertheless, trading securities can be reclassified to available-for-sale securities only when the fair value of the trading securities cannot be readily determinable. But in rare cases, the trading securities may be reclassified as other categories of securities when an entity’s intention changes not to trade the securities in the near future.

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in accumulated other comprehensive income as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity securities, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on accumulated other comprehensive income and will be amortized using the effective interest method and be charged to interest income on maturity. The difference between the fair value on the reclassification date and the face value of the securities reclassified to held-to-maturity securities is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable and the trading securities may be reclassified as other categories of securities when an entity’s intention changes not to trade the securities in the near future, the securities are reclassified to available-for-sale securities at the latest fair value.

e.	Interest income recognition

The Company and its subsidiaries recognize interest income on loans on accrual basis, except for interest income on loans having overdue interest and principal, and loans to customers who are bankrupt. When a loan is reclassified as a non-interest-accrued loan, accrued interest income recorded in prior periods is reversed and future interest income is recognized on cash basis.

f.	Allowance for possible losses on credits

The Company and its subsidiaries classify corporate credits based on the borrower’s capacity to repay in consideration of the borrower’s business operations, financial position and future cash flows, past due period and status of any bankruptcy proceedings. Credits to small companies and households, however, are classified by past due period and status of bankruptcy proceedings and not by evaluating the debt repayment capability of a borrower or customer. The Company and its subsidiaries classify all credits to a single borrower in the same category of classification, but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the borrowers’ guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

The classifications of the loans pursuant to the policies of the Company and its subsidiaries as of December 31, 2008 are as follows:

Credit Rating	Classification	Loans to corporate	Loans to households	Credit card accounts
AAA ~ BB-	Normal	Not less than 0.85(0.9)%	Not less than 1%	Not less than 1.5%
B+, B-, C	Precautionary	Not less than 7%	Not less than 10%	Not less than 15%
D	Substandard	Not less than 20%	Not less than 20%	Not less than 20%
D	Doubtful	Not less than 50%	Not less than 55%	Not less than 60%
D	Loss	100%	100%	100%

The Company and its subsidiaries estimate the allowance for possible credit losses considering the Banking Regulations in the Republic of Korea, discounted future cash flows on individual or homogeneous loans, and expected loss rated based on historical loan loss experience.

The Company and its subsidiaries has provided the allowance for possible losses on portion of confirmed acceptances and guarantees, acceptances and guarantees to note endorsed and unconfirmed acceptances and guarantees based on the credit classification. In addition, the Company and its subsidiaries also provide other allowance for the unused credit line facility for cash advance and purchase of active credit card accounts and unused credit line of consumer and corporate loans.

g.	Deferred loan origination fees and costs

The loan origination fees and costs are deferred and recorded as deductions from or additions to loans, when it is probable that future economic benefits associated with loan units will flow into the entity and when its cost can be measured reliably. The loan origination fees and costs are amortized or reversed in the straight-line method and adjusted to interest on loans.

h.	Restructuring of loans

A loan whose contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows in the revised contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loan, it is recorded as an allowance for possible loan loss. In addition, the allowance for possible loan loss is recorded based on the observable market value of the loan, if available, or the fair value of collateral of the loan, if the collection of the loan is likely to be made through a disposition of collateral.

A loan to be exchanged with an equity security, of which the number of shares is determined, is recorded at the lower of fair value of the shares to be exchanged or net book value of the loan until it is actually converted. The valuation losses are recorded as an allowance for possible loan losses.

i.	Valuation of receivables and payables at present value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at present value of expected future cash flows with the gain or loss on disposition of related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.

j.	Fixed assets and depreciation

Fixed assets are recorded at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to fixed assets. The estimated useful lives and depreciation methodology applied by the Company and its subsidiaries are as follows:

Assets	Depreciation methodology	Estimated useful lives
Buildings	Straight line method	20~50 years
Structure in leased office	Straight line method	4~5, 40 years
Other operating assets	Declining method or straight line method	4~20 years
Leased assets	Declining method	5 years

k.	Intangible assets and amortization

Intangible assets are recorded at production cost or acquisition cost, plus incidental expenses. Expenditures incurred in conjunction with development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Company or its subsidiaries donate assets such as buildings to the national government or to the local government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets. Intangible assets are amortized using the straight-line method over the estimated useful lives or contractual benefit period.

l.	Valuation allowance for non-business use property

Non-business use property included in fixed assets is recorded when the Company acquires collateral by foreclosure. If the auction-bidding price is lower than book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.

m.	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

n.	Recognition of asset impairment

When the book value of assets (except for trading securities, investment securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those assets are adjusted to recoverable value in the balance sheet with the resulting impairment loss charged to current operations. If the recoverable value of assets increases in subsequent years, the increase in value is credited to operations as a gain until the recoverable value equals the book value of the assets before the impairment loss was recognized.

o.	Accrued severance benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company and its subsidiaries. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2008 and 2007 amount to (Won)414,127 million and (Won)391,815 million, respectively (Note 23).

p.	Policy reserves

In accordance with the Insurance Business Law, the Company and its subsidiaries are required to maintain policy reserves.

q.	Bonds under resale or repurchase agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Company and its subsidiaries purchase or sell securities under resale or repurchase agreements.

r.	Accounting for derivative instruments

Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as assets or liabilities. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a accumulated other comprehensive income is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.

s.	Income tax expense and deferred tax asset (liability)

Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

t.	Accounting for foreign currency translation

The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on Base Rate announced by Seoul Money Brokerage Service Ltd. ((Won)1,257.5 and (Won)938.2 to $1.00 at December 31, 2008 and 2007, respectively) or arbitrage rates at the balance sheets date. Translation gains and losses on foreign currencies denominated assets and liabilities are credited or charged to operations.

u.	Stock-based compensation

The Company presented stock options at fair value in accordance with Interpretation on KFAS 39-35. The stock-based compensation had been charged to general & administration expense in the statement of income and credited to capital adjustments over the contract term of the services provided. However, in 2006, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Therefore, the Company reclassified the compensation cost from equity to liabilities and recognized the incremental cost between the award value at the date the resolution was made and the fair value at the date it was granted. The Company recorded stock based compensation cost subject to exercise as liabilities as of December 31, 2008.

v.	Provisions, contingent liabilities and contingent assets

The Company and its subsidiaries record liabilities of uncertain timing or amount, when they have a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If there is material difference between the nominal value and present value of a provision, the amount of the provision are stated at the present value of the expenditures expected to be required to settle the obligation. In case the expenditure required settling a provision is expected to be reimbursed by another third party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the entity settles obligation. In this case, gains on the reimbursement are offset by related losses in income statement.

3.	CASH AND DUE FROM BANKS

(1)	Cash and due from banks as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Cash	(Won)	3,748,788	(Won)	3,485,011

Foreign currencies		417,885		295,671

Due from banks in local currency
Due from Bank of Korea		8,175,245		6,935,045
Due from depository institutions		1,792,423		1,649,711
Due from non-depository financial institutions		32,050		273,494
Due from the Korea Stock Exchange		1,222,895		996,939
Others		2,218		7,658

		11,224,831		9,862,847

Due from banks in foreign currencies
Due from banks on demand		1,251,143		880,648
Due from banks on time		367,034		262,525
Others		2,958,216		197,839

		4,576,393		1,341,012

	(Won)	19,967,897	(Won)	14,984,541

(2)	Restricted due from banks as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007		Reason of restriction
Due from banks in local currency

Bank of Korea	(Won)	8,175,244	(Won)	6,935,044	Banking law
Korea Exchange		376		251	Indemnity fund and others
Korea Securities Finance Corporation		1,117,033		1,234,853	Regulation of securities supervision
Samsung Securities and others		1,360		76,413	Subscription for futures
Hana Bank and others		338		731	Collateral for borrowings
Shinhan Bank and others		51		799	Collateral for borrowings
Others		8,063		1,616	Collateral for guarantees and others

		9,302,465		8,249,707

Due from banks in foreign currencies
Bank of Korea		568,397		134,484	Banking law
Bank of Japan and others		5,230		392,474	Reserve deposits on overseas banks
Bangladesh Bank and others		6,307		15,011	Reserve deposits on overseas banks
Bank of Indonesia		5,659		29,852	Reserve deposits on overseas banks
Industrial & Commercial Bank of China and others		23,567		7,887	Reserve deposits on overseas banks
ING Bank and others		2,695,801		122,399	Collateral for suit
Others		187,789		41,716	Security deposit and others

		3,492,750		743,823

	(Won)	12,795,215	(Won)	8,993,530

(3)	The maturity structures of due from bank as of December 31, 2008 and 2007 are as follows (Korean won in billions):

<2008>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	3,352	(Won)	114	(Won)	163	(Won)	588	(Won)	7,008	(Won)	11,225
Due from banks in foreign currencies		1,618		111		57		2,725		65		4,576

	(Won)	4,970	(Won)	225	(Won)	220	(Won)	3,313	(Won)	7,073	(Won)	15,801

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,800	(Won)	221	(Won)	457	(Won)	20	(Won)	6,365	(Won)	9,863
Due from banks in foreign currencies		1,154		52		13		122		—		1,341

	(Won)	3,954	(Won)	273	(Won)	470	(Won)	142	(Won)	6,365	(Won)	11,204

4.	TRADING SECURITIES

Details of trading securities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	414,290	(Won)	381,702
Government bonds	(Won)	2,914,165		2,960,244		3,179,507
Financial debentures		7,696,100		7,636,123		7,656,117
Corporate bonds		776,703		781,047		782,106
Beneficiary certificates				421,957		384,707
Others				3,815,575		3,841,793

				16,029,236		16,225,932

<In foreign currencies>
Equity securities				359		359
Bonds and others		259,019		295,375		275,446

				295,734		275,805

			(Won)	16,324,970	(Won)	16,501,737

<2007>	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	387,229	(Won)	378,679
Government bonds	(Won)	1,320,266		1,268,826		1,272,623
Financial debentures		7,888,674		7,786,498		7,743,296
Corporate bonds		1,301,289		1,287,870		1,270,794
Beneficiary certificates				1,046,333		1,096,182
Others				4,326,866		4,340,144

				16,103,622		16,101,718

<In foreign currencies>
Equity securities				2,269		2,481
Bonds and others		127,917		135,125		124,220

				137,394		126,701

			(Won)	16,241,016	(Won)	16,228,419

5.	AVAILABLE-FOR-SALE SECURITIES

(1)	Available-for-sale securities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
<In local currency>
Equity securities	(Won)	3,008,601	(Won)	4,760,991
Capital contributions		400,374		297,725
Government bonds		2,863,417		1,573,655
Financial debentures		7,574,271		10,877,690
Corporate bonds		1,135,332		1,382,835
Beneficiary certificates		1,727,690		1,211,680
Others		616,427		125,931

		17,326,112		20,230,507

<In foreign currencies>
Equity securities		279,547		182,054
Bonds and others		1,206,843		1,427,042
Beneficiary Certificates		294		3,441

		1,486,684		1,612,537

	(Won)	18,812,796	(Won)	21,843,044

(2)	Equity securities in available-for-sale securities as of December 31, 2008 and 2007 are as follows (Korean won in millions, shares in thousands):

<2008>	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Book value
<Marketable equity Securities>
POSCO	872	1.0	(Won)	367,024	(Won)	331,310
Daewoo Engineering & Construction Co., Ltd.	13,052	4.1		256,230		120,488
KP Chemical Corporation	8,167	8.4		16,342		36,669
Ssangyong Cement Industry Co., Ltd	850	1.1		14,275		5,676
Hynix Semiconductor Inc.	39,918	9.2		152,309		246,055
Hyundai Eng. & Const. Co., Ltd.	15,953	14.5		232,204		838,535
Hyundai Corporation (*1)	5,070	22.7		68,589		69,619
Shinhan Financial Group.	1,258	0.3		72,592		37,365
SK Networks Co., Ltd.	11,009	4.4		47,265		89,924
Others	—	—		128,006		165,391

				1,354,836		1,941,032

<Non-marketable securities>
Stocks subject to fair value valuation:
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.4		22,338		6,367
Daewoo Electronics Corp.	5,747	5.4		13,695		4,018
Kocref-Cr-Reit 6	3,800	14.5		19,000		20,037
New Airport Hiway Co., Ltd.	923	2.1		5,072		14,053
Korea Securities Finance Corporation	9,518	14.0		48,462		67,000
Korea Housing Guarantee Co., Ltd.	6,899	1.1		10,014		27,687
Hyundai Merchant Marine Co., Ltd. (preferred stock)	3,334	2.2		50,005		51,748
Kumho Life Insurance Co., Ltd.	2,109	3.6		10,545		26,046
Korea Exchange	1,000	5.0		6,616		96,346
Korea Securities Computer Corporation	218	4.1		1,097		5,810
Korea Infrastructure fund 2	8,342	15.3		84,746		85,780
Kocref NPS Cr-Reit 2	6,000	13.3		30,000		41,934
Others	—	—		136,348		172,767

Stocks excluded from fair value valuation:
Samsung Life Insurance Co., Ltd.	555	2.8		159,262		159,262
Kyongnam Trading Inc.,	60	10.0		300		300
KiHyup Technology Banking Corp.	400	6.9		2,000		2,000
KIDB Bonds Brokerage Corp.	100	8.0		500		500
Hangaram Management Advisory Co., Ltd.	30	10.0		300		300
Hungkuk Investment Trust Management Co., Ltd.	100	5.0		500		500
My Asset Invest Management Advisory Co., Ltd.	230	7.5		1,150		1,150
I Venture Investment Co., Ltd.	140	7.0		383		383
MVP Capital Co., Ltd.	200	9.6		1,000		1,000
DOBEsys.Inc	6	10.3		1,200		1,200
KSEnergy Corporation	4,017	7.2		5,959		5,959
Reality Advisors Korea	200	14.3		1,000		1,000
Capital Partner	100	7.1		500		500
Others	—	—		273,348		273,922

				885,340		1,067,569

			(Won)	2,240,176	(Won)	3,008,601

<2007>	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Book value
<Marketable equity Securities>
POSCO	872	1.0	(Won)	367,024	(Won)	501,324
Daewoo Engineering & Construction Co., Ltd.	13,559	4.1		255,944		308,618
KP Chemical Corporation	8,167	8.4		16,342		53,493
Ssangyong Cement Industry Co., Ltd	850	1.1		14,274		13,765
Hynix Semiconductor Inc.	39,918	9.2		152,309		1,042,408
Hyundai Eng. & Const. Co., Ltd.	15,953	14.5		232,204		1,190,354
Hyundai Corporation (*1)	5,070	22.7		68,589		103,497
Shinhan Financial Group.	1,258	0.3		72,592		67,307
SK Networks Co., Ltd.	11,009	4.4		47,265		231,314
Hu-Chems	605	2.8		8,984		11,635
Others	—	—		124,636		230,657

				1,360,163		3,754,372

<Non-marketable securities>
Stocks subject to fair value valuation:
SK Networks Co., Ltd. (preferred stock)	271	0.1		10,003		22,184
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.4		22,338		6,945
Daewoo Electronics Corp.	5,747	5.4		13,695		3,404
Kocref-Cr-Reit 6	3,800	14.5		19,000		18,795
New Airport Hiway Co., Ltd.	923	2.1		5,072		13,238
Korea Securities Finance Corporation	9,419	13.8		47,968		63,087
Korea Housing Guarantee Co., Ltd.	6,899	1.1		10,014		27,665
Hyundai Merchant Marine Co., Ltd. (preferred stock)	3,334	2.2		50,005		50,628
Kumho Life Insurance Co., Ltd.	2,109	5.0		10,545		32,626
Korea Exchange	1,000	5.0		6,616		116,862
Korea Securities Computer Corporation	218	4.1		1,097		5,565
Korea Infrastructure fund 2	7,277	15.3		34,208		72,785
Kocref NPS Cr-Reit 2	6,000	13.3		30,000		43,860
Others	—	—		98,539		139,454
Stocks excluded from fair value valuation:
Samsung Life Insurance Co., Ltd.	555	2.8		159,262		159,262
Kyongnam Trading Inc.,	60	10.0		300		300
KiHyup Technology Banking Corp.	400	6.9		2,000		2,000
KIDB Bonds Brokerage Corp.	100	8.0		500		500
Kyobo Investment Trust Management	300	5.0		1,500		1,500
Delta Invest Management Advisory Co., Ltd.	55	6.7		550		550
Paragon Management Advisory Co., Ltd.	106	17.2		630		630
Hangaram Management Advisory Co., Ltd.	30	10.0		300		300

Hungkuk Investment Trust Management Co., Ltd.	100	5.0		500		500
My Asset Invest Management Advisory Co., Ltd.	230	7.5		1,150		1,150
I Venture Investment Co., Ltd.	140	7.0		383		383
MVP Capital Co., Ltd.	200	9.6		1,000		1,000
DOBEsys.Inc	6	10.3		1,200		1,200
KSEnergy Corporation	4,017	7.2		5,959		5,959
Reality Advisors Korea	200	14.3		1,000		1,000
Capital Partner	100	7.1		500		500
Others	—	—		261,378		212,787

				797,212		1,006,619

			(Won)	2,157,375	(Won)	4,760,991

(*1)	Not accounted for using the equity method of accounting since the investee is under corporate restructuring by an agreement with credit committee.

(3)	Capital contribution in available-for-sale securities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
	Percentage of ownership(%)	Book value		Percentage of ownership(%)	Book value
Stock Market Stabilization Fund	8.8	(Won)	57	8.8	(Won)	53
Contributions to Fund for Consolidation of Bad Debts	1.3		51,820	1.3		50,500
Korea Asset Management Corp.	5.1		18,533	5.1		18,533
LG Investment Seventh Fund	8.0		214	8.0		710
Macquarie Opportunities	8.5		68,688	8.5		37,295
Consus Investment 3rd Private Equity Fund	19.6		22,200	19.6		13,463
KTB 2005 Private Equity Fund	14.7		14,545	14.7		13,713
KTB 2006 Private Equity Fund	3.2		8,588	3.2		8,355
Others	—		215,729	—		155,103

		(Won)	400,374		(Won)	297,725

(4)	Debt securities in available-for-sale securities in local currency as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Face value		Acquisition cost		Amortized cost		Book value
Government bonds	(Won)	2,759,949	(Won)	2,736,625	(Won)	2,752,582	(Won)	2,863,417
Financial debentures		7,538,554		7,469,568		7,447,613		7,574,271
Corporate bonds		1,157,663		1,116,948		1,121,838		1,135,332

	(Won)	11,456,166	(Won)	11,323,141		11,322,033	(Won)	11,573,020

<2007>	Face value		Acquisition cost		Amortized cost		Book value
Government bonds	(Won)	1,599,213	(Won)	1,602,737	(Won)	1,584,394	(Won)	1,573,655
Financial debentures		11,019,284		10,911,342		10,960,061		10,877,690
Corporate bonds		1,482,359		1,404,205		1,387,372		1,382,835

	(Won)	14,100,856	(Won)	13,918,284	(Won)	13,931,827	(Won)	13,834,180

(5)	Beneficial certificates in available-for-sale securities in local currency as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008				2007
	Acquisition cost		Fair value		Acquisition cost		Fair value
Woori CS Asset Management	(Won)	199,845	(Won)	198,476	(Won)	357,970	(Won)	367,430
Development Bank Asset Management		467,928		469,221		633		1,302
Yurie Asset Management		140,000		140,938		50,000		50,187
KB Asset Management		114,087		102,889		55,707		56,388
Daol Investment Trust Management		24,444		24,650		26,000		26,276
Hungkuk Investment Trust Management		55,340		53,621		63,426		63,506
Korea Investment Trust Management		13,483		11,891		3,000		3,225
CJ Investment Trust Management		13,333		13,534		30,000		35,571
TongYang Investment Trust Management		16,075		16,131		25,000		25,033
Others		723,469		696,339		489,085		582,762

	(Won)	1,768,004	(Won)	1,727,690	(Won)	1,100,821	(Won)	1,211,680

(6)	Other available-for-sale securities in local currency as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008				2007
	Acquisition cost		Fair value		Acquisition cost		Fair value
Bills bought in local currency	(Won)	597,467	(Won)	597,492	(Won)	105,186	(Won)	101,916
Others		36,154		18,935		1,011		24,015

	(Won)	633,621	(Won)	616,427	(Won)	106,197	(Won)	125,931

(7)	Available-for-sales securities in foreign currencies as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Face value	Acquisition cost		Fair value		Book value
Equity securities		(Won)	328,025	(Won)	279,547	(Won)	279,547
Bonds	2,366,751		2,556,678		1,206,843		1,206,843
Beneficiary certificates			355		294		294

		(Won)	2,885,058	(Won)	1,486,684	(Won)	1,486,684

<2007>	Face value	Acquisition cost		Fair value		Book value
Equity securities		(Won)	182,464	(Won)	182,054	(Won)	182,054
Bonds	1,944,499		1,964,723		1,427,042		1,427,042
Beneficiary certificates			23,481		3,441		3,441

		(Won)	2,170,668	(Won)	1,612,537	(Won)	1,612,537

6.	HELD-TO-MATURITY SECURITIES

Held-to-maturity securities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Face value		Acquisition cost		Amortized cost (book value)		Fair value
<In local currency>
Government bonds	(Won)	1,922,569	(Won)	1,875,797	(Won)	1,881,038	(Won)	1,915,430
Financial debentures		6,755,000		6,743,290		6,739,920		6,866,765
Corporate bonds		1,188,634		1,198,030		1,187,006		1,202,876
Beneficiary certificates		2,351		2,351		2,351		2,354

		9,868,554		9,819,468		9,810,315		9,987,425
<In foreign currencies>		183,715		183,594		183,471		183,471
<Loaned securities>		12,617		12,497		12,497		14,415

	(Won)	10,064,886	(Won)	10,015,559	(Won)	10,006,283	(Won)	10,185,311

<2007>	Face value		Acquisition cost		Amortized cost (book value)		Fair value
<In local currency>
Government bonds	(Won)	2,373,871	(Won)	2,269,130	(Won)	2,329,081	(Won)	2,290,751
Financial debentures		4,425,000		4,422,567		4,421,184		4,383,401
Corporate bonds		1,288,200		1,307,643		1,291,126		1,275,781

		8,087,071		7,999,340		8,041,391		7,949,933
<In foreign currencies>		143,765		143,661		145,933		145,933
<Loaned securities>		12,617		12,497		12,497		12,328

	(Won)	8,243,453	(Won)	8,155,498	(Won)	8,199,821	(Won)	8,108,194

7.	STRUCTURED SECURITIES AND PRIVATE EQUITY FUNDS

(1)	Structured securities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Face value		Fair value (book value)		Inherent risks
<Structured securities related to stock>
Convertible bonds	(Won)	13,635	(Won)	2,997	Stock price deflation

Bonds with warrants		14,014		11,483	“
Market index funds		929,866		503,572	Market index deflation

		957,515		518,052

<Structured securities related to credit risk>
Asset backed securities		1,148,790		68,440	Credit risk of underlying assets
Others		72,012		39,561	“

		1,220,802		108,001

<Structured securities related to interest rate>
Floating rate notes related to short-term government bonds interest rate		159,523		159,560	Fluctuation on spread of swap interest rate
Other		29,000		28,716	“

		188,523		188,276

	(Won)	2,366,840	(Won)	814,329

<2007>	Face value		Fair value (book value)		Inherent risks
<Structured securities related to stock>

Convertible bonds	(Won)	470	(Won)	470	Stock price deflation
Bonds with warrants		2,054		433	“
Market index funds		1,825,642		1,397,878	Market index deflation

		1,828,166		1,398,781

<Structured securities related to credit risk>
Credit linked notes		28,146		25,047	Credit risk of underlying assets
Asset backed securities		872,647		390,047	“
Others		55,774		48,191	“

		956,567		463,285

<Structured securities related to interest rate>
CMS linked notes		110,000		109,436	Fluctuation on spread of swap interest rate

	(Won)	2,894,733	(Won)	1,971,502

(2)	Private equity funds and entrusted assets to investment as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Due from banks	(Won)	395,926	(Won)	368,364

Securities		713,564		1,016,034
Loans		72,099		279,380
Other assets		37,412		24,077
Derivative assets		—		492

Total assets		1,219,001		1,688,347

Other liabilities		75,749		95,880
Derivative liabilities		—		123

Total liabilities		75,749		96,003

Total net assets	(Won)	1,143,252	(Won)	1,592,344

8.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2008 are as follows (Korean won in millions):

	Acquisition cost		Jan. 1, 2008		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2008
BC Card	(Won)	11,668	(Won)	70,955	(Won)	51,963	(Won)	25,121	(Won)	148,039
Korea BTL Infrastructure Fund		122,000		—		9,778		207,319		217,097
Korea Finance Security		758		3,013		78		(82)		3,009
Korea Credit Bureau		4,500		3,171		(103)		—		3,068
Woori Service Networks Co., Ltd.		24		82		(6)		(5)		71
Woori SME Asset Securitization Specialty		273		226		18		(57)		187
Woori SME First ABS Co., Ltd.		415		333		105		(30)		408
Woori Private Equity Fund		124,363		128,535		—		(128,535)		—
Woori Absolute Partners Pte.Ltd		5,189		—		(303)		6,259		5,956
Athena Venture Fund		13,175		6,631		(885)		(2,616)		3,130
Sempio Foods Company		22,915		25,090		4,929		(107)		29,912
Woori INS		10,510		—		—		10,510		10,510
Seoul Lakeside Co.,Ltd.		270,000		251,287		(12,916)		—		238,371
Woori F&I Fifth Asset Securitization Specialty		9,035		10,264		—		(10,264)		—
Woori F&I Sixth Asset Securitization Specialty		4,849		359		—		(359)		—
Woori F&I Seventh Asset Securitization Specialty		5,175		5,089		—		(5,089)		—
Woori F&I Ninth Asset Securitization Specialty		1,713		—		348		1,710		2,058
Woori SB First Asset Securitization Specialty		9,339		263		(266)		9		6
Woori SB Third Asset Securitization Specialty		—		2,937		(87)		(2,851)		(1)
Woori SB Fifth Asset Securitization Specialty		3,773		7,572		116		(5,677)		2,011
Woori SB Sixth Asset Securitization Specialty		5,477		6,672		236		(4,989)		1,919
Woori SB Seventh Asset Securitization Specialty		3,585		6,147		437		(3,918)		2,666
Woori SB Eighth Asset Securitization Specialty		2,787		3,158		407		(1,124)		2,441
Woori SB Ninth Asset Securitization Specialty		5,957		—		(83)		5,898		5,815
Woori SB Eleventh Asset Securitization Specialty		7,876		—		(551)		7,864		7,313
Woori SB Twelfth Asset Securitization Specialty		7,877		—		(347)		7,865		7,518
Woori BC Pegasus Asset Securitization Specialty		2,908		—		(679)		678		(1)
Woori Marine Second Asset Securitization Specialty		1,679		1,768		839		(2,607)		—
Woori Marine Third Asset Securitization Specialty		5,952		5,745		1,217		(5,270)		1,692
Woori Stream First Asset Securitization Specialty		5,270		6,117		1,908		(7,018)		1,007
Woori Stream Second Asset Securitization Specialty		5,154		4,369		951		(1,651)		3,669
Woori Stream Third Asset Securitization Specialty		3,664		3,807		124		(658)		3,273
Woori Stream Fourth Asset Securitization Specialty		6,850		5,319		1,589		483		7,391
Hiking-Woori Capital		230		—		1,363		(311)		1,052

	Acquisition cost		Jan. 1, 2008		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2008
Woori-Consus		227		183		(317)		134		—
E-land World		50,000		—		(2,127)		2,127		—
Woori Renaissance Holdings		63,000		—		(2,172)		62,849		60,677
Woori Absolute Asia Multi Strategy Fund		60,756		—		132		75,462		75,594
Woori Absolute Asia Global Opportunity Fund		35,441		—		189		44,030		44,219

	(Won)	894,364	(Won)	559,092	(Won)	55,885	(Won)	275,100	(Won)	890,077

(2)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2007 are as follows (Korean won in millions):

	Acquisition cost		Jan. 1, 2007		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2007
BC Card	(Won)	11,668	(Won)	60,746	(Won)	11,393	(Won)	(1,184)	(Won)	70,955
Korea Finance Security		758		2,443		625		(55)		3,013
Korea Credit Bureau		4,500		3,530		(143)		(216)		3,171
Woori Service Networks Co., Ltd.		24		53		31		(2)		82
Woori SME Asset Securitization Specialty		273		86		140		—		226
Woori SME First ABS Co., Ltd.		415		269		64		—		333
Woori Private Equity Fund		128,296		—		2,212		126,323		128,535
Connacht Capital		17,897		25,923		—		(25,923)		—
Athena Venture Fund		13,175		9,733		11,607		(14,709)		6,631
Sempio Foods Company		22,915		16,696		1,783		6,611		25,090
Seoul Lakeside Co.,Ltd.		270,000		—		(18,713)		270,000		251,287
Woori F&I Fourth Asset Securitization Specialty		33		172		6		(178)		—
Woori F&I Fifth Asset Securitization Specialty		9,035		—		1,783		8,481		10,264
Woori F&I Sixth Asset Securitization Specialty		4,849		—		(91)		450		359
Woori F&I Seventh Asset Securitization Specialty		5,175		—		(78)		5,167		5,089
Woori SB First Asset Securitization Specialty		9,339		—		215		48		263
Woori SB Third Asset Securitization Specialty		11,274		9,906		631		(7,600)		2,937
Woori SB Fifth Asset Securitization Specialty		7,373		14,178		1,692		(8,298)		7,572
Woori SB Sixth Asset Securitization Specialty		6,977		9,343		2,957		(5,628)		6,672
Woori SB Seventh Asset Securitization Specialty		3,608		9,637		924		(4,414)		6,147
Woori SB Eighth Asset Securitization Specialty		2,787		—		582		2,576		3,158
Woori BC Pegasus Asset Securitization Specialty		2,908		650		(668)		18		—
Woori Marine First Asset Securitization Specialty		1,469		910		(21)		(889)		—
Woori Marine Second Asset Securitization Specialty		1,679		2,644		199		(1,075)		1,768
Woori Marine Third Asset Securitization Specialty		5,952		7,745		1,669		(3,669)		5,745
Woori Stream First Asset Securitization Specialty		5,270		7,988		3,654		(5,525)		6,117
Woori Stream Second Asset Securitization Specialty		5,154		—		1,333		3,036		4,369
Woori Stream Third Asset Securitization Specialty		3,664		—		(523)		4,330		3,807

	Acquisition cost		Jan. 1, 2007		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2007
Woori Stream Fourth Asset Securitization Specialty		6,850		—		(30)		5,349		5,319
Hiking-Woori Capital		230		—		(597)		597		—
Woori-Consus		227		—		(23)		206		183

	(Won)	563,774	(Won)	182,652	(Won)	22,613	(Won)	353,827	(Won)	559,092

9.	CLASSIFICATION OF SECURITIES

(1)	Securities in foreign currencies by country as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Korea	(Won)	232,523	84.30	(Won)	100,108	79.01
United States		11,020	4.00		4,744	3.74
Others		32,262	11.70		21,849	17.24

		275,805			126,701

<Available-for-sales securities>
Korea		432,132	29.07		297,438	18.45
United States		245,008	16.48		209,617	13.00
Cayman islands		147,107	9.89		370,175	22.96
China		130,598	8.78		—	—
United Kingdom		42,100	2.83		—	—
Philippines		2,012	0.14		1,501	0.09
Others		487,727	32.81		733,806	45.51

		1,486,684			1,612,537

<Held-to-maturity securities>
Korea		55,180	30.08		31,483	21.57
United States		12,032	6.56		18,719	12.83
Indonesia		89,360	48.71		95,731	65.60
Others		26,899	14.65		—

		183,471			145,933

<Investments accounted for using equity method of accounting>
United States		3,130	3.65		6,631	97.31
China		1,052	1.23		183	2.69
Others		81,551	95.12		—	—

		85,733			6,814

	(Won)	2,031,693		(Won)	1,891,985

(2)	Securities by type as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Securities	(Won)	381,702	2.35	(Won)	359	0.13	(Won)	382,061	2.32
Floating rate bonds		240,527	1.48		—	—		240,527	1.46
Fixed rate bonds		11,377,203	70.12		264,696	95.97		11,641,899	70.55
Beneficiary certificates		384,707	2.37		4,369	1.58		389,076	2.36
Other		3,841,793	23.68		6,381	2.32		3,848,174	23.32

	(Won)	16,225,932		(Won)	275,805		(Won)	16,501,737

<Available-for-sales securities>
Securities	(Won)	3,008,601	17.36	(Won)	279,547	18.80	(Won)	3,288,148	17.48
Capital contribution		400,374	2.31		—	—		400,374	2.13
Floating rate bonds		421,307	2.43		459,221	30.89		880,528	4.68
Fixed rate bonds		11,071,011	63.90		622,326	41.86		11,693,337	62.16
Convertible bonds		80,702	0.47		2,316	0.16		83,018	0.44
Beneficiary certificate		1,727,690	9.97		294	0.02		1,727,984	9.19
Other		616,427	3.56		122,980	8.27		739,407	3.92

	(Won)	17,326,112		(Won)	1,486,684		(Won)	18,812,796

<Held-to-maturity securities>
Floating rate bonds	(Won)	88,541	0.90	(Won)	92,362	50.34	(Won)	180,903	1.81
Fixed rate bonds		9,731,920	99.07		89,360	48.71		9,821,280	98.15
Other		2,351	0.03		1,749	0.95		4,100	0.04

	(Won)	9,822,812		(Won)	183,471		(Won)	10,006,283

<2007>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Securities	(Won)	378,679	2.35	(Won)	2,481	1.96	(Won)	381,160	2.35
Floating rate bonds		197,932	1.23		7,959	6.28		205,891	1.27
Fixed rate bonds		10,088,781	62.66		113,960	89.94		10,202,741	62.87
Beneficiary certificates		1,096,182	6.81		1,881	1.48		1,098,063	6.77
Other		4,340,144	26.95		420	0.34		4,340,564	26.74

	(Won)	16,101,718		(Won)	126,701		(Won)	16,228,419

<Available-for-sales securities>
Securities	(Won)	4,760,991	23.53	(Won)	182,054	11.29	(Won)	4,943,045	22.63
Capital contribution		297,725	1.47		—	—		297,725	1.36
Floating rate bonds		1,026,645	5.07		691,413	42.88		1,718,058	7.87
Fixed rate bonds		12,857,512	63.56		735,159	45.59		13,592,671	62.23
Convertible bonds		—	—		470	0.03		470	—
Beneficiary certificate		1,211,680	5.99		3,441	0.21		1,215,121	5.56
Other		75,954	0.38		—	—		75,954	0.35

	(Won)	20,230,507		(Won)	1,612,537		(Won)	21,843,044

<Held-to-maturity securities>
Floating rate bonds	(Won)	174,700	2.17	(Won)	31,483	21.57	(Won)	206,183	2.51
Fixed rate bonds		7,879,188	97.83		114,450	78.43		7,993,638	97.49

	(Won)	8,053,888		(Won)	145,933		(Won)	8,199,821

(3)	Bonds by issuer and others by industry as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	407,562	8.84	(Won)	2,936	11.11	(Won)	410,498	8.86
Construction		94,272	2.04		—	—		94,272	2.03
Retail		17,763	0.39		—	—		17,763	0.38
Finance & insurance		3,277,317	71.12		8,837	33.44		3,286,154	70.91
Others		811,288	17.61		14,650	55.45		825,938	17.82

	(Won)	4,608,202		(Won)	26,423		(Won)	4,634,625

Bonds:
Government & Government owned corporate	(Won)	2,616,758	22.52	(Won)	—	—	(Won)	2,616,758	22.05
Financial institutions		7,874,942	67.79		—	—		7,874,942	66.36
Corporations		1,126,030	9.69		249,382	100.00		1,375,412	11.59

	(Won)	11,617,730		(Won)	249,382		(Won)	11,867,112

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	750,549	13.05	(Won)	391	0.14	(Won)	750,940	12.45
Construction		994,377	17.28		—	—		994,377	16.48
Retail		203,008	3.53		—	—		203,008	3.37
Finance & insurance		3,287,352	57.14		276,538	98.82		3,563,890	59.07
Others		517,806	9.00		2,912	1.04		520,718	8.63

	(Won)	5,753,092		(Won)	279,841		(Won)	6,032,933

Bonds:
Government & Government owned corporate	(Won)	7,321,356	63.26	(Won)	22,704	1.88	(Won)	7,344,060	57.46
Financial institutions		3,658,344	31.61		872,266	72.28		4,530,610	35.45
Corporations		342,388	2.96		197,685	16.38		540,073	4.23
Others		250,932	2.17		114,188	9.46		365,120	2.86

	(Won)	11,573,020		(Won)	1,206,843		(Won)	12,779,863

<Held-to-maturity securities>
Other excluding bonds:
Other	(Won)	2,351	100.00	(Won)	—	—	(Won)	2,351	100.00

	(Won)	2,351		(Won)	—		(Won)	2,351

Bonds:
Government & Government owned corporate	(Won)	6,898,792	70.25	(Won)	91,110	49.66	(Won)	6,989,902	69.87
Financial institutions		2,530,349	25.77		92,361	50.34		2,622,710	26.22
Corporations		146,644	1.49		—	—		146,644	1.46
Others		244,676	2.49		—	—		244,676	2.45

	(Won)	9,820,461		(Won)	183,471		(Won)	10,003,932

<Market index funds>
Financial institutions	(Won)	503,572	100.00	(Won)	—	—	(Won)	503,572	100.00

<2007>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	353,031	6.07	(Won)	531	11.11	(Won)	353,562	6.08
Construction		109,954	1.89		—	—		109,954	1.89
Retail		22,035	0.38		—	—		22,035	0.38
Finance & insurance		4,670,183	80.31		1,599	33.44		4,671,782	80.27
Others		659,802	11.35		2,652	55.45		662,454	11.38

	(Won)	5,815,005		(Won)	4,782		(Won)	5,819,787

Bonds:
Government & Government owned corporate	(Won)	2,038,641	19.82	(Won)	—	—	(Won)	2,038,641	19.59
Financial institutions		7,043,324	68.47		7,959	6.53		7,051,283	67.74
Corporations		1,192,334	11.59		113,960	93.47		1,306,294	12.55
Others		12,414	0.12		—	—		12,414	0.12

	(Won)	10,286,713		(Won)	121,919		(Won)	10,408,632

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	1,628,608	25.46	(Won)	—	—	(Won)	1,628,608	24.74
Construction		1,542,769	24.12		—	—		1,542,769	23.44
Retail		429,486	6.71		—	—		429,486	6.53
Finance & insurance		2,298,072	35.93		182,030	98.13		2,480,102	37.68
Others		497,392	7.78		3,465	1.87		500,857	7.61

	(Won)	6,396,327		(Won)	185,495		(Won)	6,581,822

Bonds:
Government & Government owned corporate	(Won)	7,924,581	57.28	(Won)	48,704	3.42	(Won)	7,973,285	52.25
Financial institutions		5,474,968	39.58		934,769	65.50		6,409,737	42.00
Corporations		64,506	0.46		238,211	16.69		302,717	1.98
Others		370,125	2.68		205,358	14.39		575,483	3.77

	(Won)	13,834,180		(Won)	1,427,042		(Won)	15,261,222

<Held-to-maturity securities>
Government & Government owned corporate	(Won)	5,982,115	74.28	(Won)	98,242	67.32	(Won)	6,080,357	74.25
Financial institutions		1,587,398	19.71		24,400	16.72		1,611,798	19.65
Corporations		72,984	0.90		4,572	3.13		77,556	0.95
Others		411,391	5.11		18,719	12.83		430,110	5.25

	(Won)	8,053,888		(Won)	145,933		(Won)	8,199,821

<Market index funds>
Financial institutions	(Won)	1,397,878	100.00	(Won)	—	—	(Won)	1,397,878	100.00

(4)	Securities in foreign currencies (by currency) as of December 31, 2008 and 2007 are as follows (Korean won in millions, U.S. dollars in thousands, EUROs in thousands, Japanese yen in millions, Hong Kong dollars in thousands, Singapore dollars in thousands, Chinese yuan in thousands and Indonesia Rupiah in millions):

<2008>	Currencies	Amounts in currencies	Translation to USD		Korean won equivalent
<Available-for-sales securities>
Equity securities	USD	78,319	US$	78,319	(Won)	98,485
	EUR	34,413		48,608		61,125
	JPY	5,698		63,159		79,423
	HKD	91,192		11,766		14,796
	SGD	29,373		20,452		25,718
Bonds	USD	872,699		872,699		1,097,419
	EUR	61,605		87,017		109,424
Beneficiary Certificates	EUR	166		234		294

			US$	1,182,254	(Won)	1,486,684

<Held-to-maturity securities>
Bonds	USD	73,448	US$	73,448	(Won)	92,361
	IDR	778,397		71,062		89,360
	SGD	1,999		1,392		1,750

			US$	145,902	(Won)	183,471

<2007>	Currencies	Amounts in currencies	Translation to USD		Korean won equivalent
<Available-for-sales securities>
Equity securities	USD	100,006	US$	100,006	(Won)	93,826
	EUR	27,342		40,254		37,766
	JPY	4,712		41,849		39,263
	HKD	93,120		11,937		11,199
Bonds	USD	1,370,853		1,370,853		1,286,135
	EUR	99,290		146,180		137,146
	CNY	29,281		4,009		3,761
Beneficiary Certificates	EUR	2,492		3,669		3,441

			US$	1,718,757	(Won)	1,612,537

<Held-to-maturity securities>
Bonds	USD	53,509	US$	53,509	(Won)	50,202
	IDR	958,268		102,037		95,731

			US$	155,546	(Won)	145,933

10.	MATURITY OF DEBT SECURITIES

Maturity of debt securities as of December 31, 2008 and 2007 is as follows (Korean won in billions):

<2008>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
<Available-for-sales securities>
Book value	(Won)	1,363	(Won)	1,999	(Won)	2,520	(Won)	5,939	(Won)	899	(Won)	60	(Won)	12,780
<Held-to-maturity securities>
Book value		1,005		940		1,688		5,975		332		64		10,004
Fair value		1,008		945		1,712		6,116		340		62		10,183

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
<Available-for-sales securities>
Book value	(Won)	1,009	(Won)	730	(Won)	1,646	(Won)	9,706	(Won)	1,789	(Won)	381	(Won)	15,261
<Held-to-maturity securities>
Book value		692		409		780		5,904		354		61		8,200
Fair value		692		408		778		5,832		337		61		8,108

11.	LOSS ON IMPAIRMENT OF SECURITIES AND RECOVERY OF IMPAIRMENT

(1)	Loss on impairment of available-for-sale for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
<Available-for-sales securities>
Equity securities:
Korea Aerospace Industries Ltd.	(Won)	15,971	Realid Technology Co., Ltd.	(Won)	700
Hyundai IT Corp.		4,412	STARVANKOREA		84
Dau Metal Co., Ltd.		1,500	I Venture Investment Co., Ltd.		23
Hydis Technology Co., Ltd.		2,712	Daewoo Electronics Corp..		3,244
VK Corporation		1,405	Inkel Corp.		1,092
Daol New Leader Kazakhstan Private Equity Real Estate		3,180	Miraecity.com Co., Ltd.		36
Hanhwa Master Piece Real Estate Investment Trust No.9		2,452	Hanbit Electronics Co., Ltd.		500
Woori CS Ocean Bridge Special Asset No.7		5,237	Pantech		3,328
Woori CS Ocean Bridge Special Asset No.9		7,994	Hyundai IT Corp.		4,964
Korea Worldwide Vietnam Commingled Funds No.2		1,465	Chon Nam Corporation Co., Ltd.		300
Golden-bridge Sidus FNH		1,823	Others		42
North Star Real Estate Fund		25,280
Anchor Stone Fund		4,189
Ares Eco Fund		21,204
MSREF VI		6,247
Others		4,687

Debt securities:
Bonds in foreign currencies related to CDO (*1)		567,763	Bonds in foreign currencies related to CDO		419,191
Others		66,916	ANCHOR STONE FUND		20,040

	(Won)	744,437		(Won)	453,544

(*1)    Woori Bank has invested in Collateralized Debt Obligations (“CDO”), of which the face value is amounts to USD 1,014 million. Of this amount, USD 449 million is attributed to the U.S. “subprime” credit markets where these CDO’s are collateralized by residential mortgage backed securities. As a result of the instability of the U.S. real estate and global credit markets, Woori Bank recognized (Won)629.5 billion of loss (loss on valuation of trading securities and available-for-sale securities, and loss on disposition available-for-sale securities) for the year ended December 31, 2008, and recorded (Won)2.5 billion as a loss on valuation of available-for-sale securities in accumulated other comprehensive income.

(2)	Recovery of impairment of available-for-sale and held-to-maturity securities for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
<Available-for-sales securities>
Equity securities:
Contributions to Fund for Consolidation of Bad Debts	(Won)	1,320	Contributions to Fund for Consolidation of Bad Debts	(Won)	55,560
			Kyungeun Mutual Saving & Finance		3,103
			Hyundai Eng. & Const. Co., Ltd.		18,002
			Sehwa Precision Co., Ltd.		30
Debt securities:
Haitai International Inc.		141	Haitai International Inc.		28
Others		328	Others		742

	(Won)	1,789		(Won)	77,465

<Held-to-maturity securities>
Debt securities:
			Hanvit LSP Finance LTD-SUB	(Won)	1,544

12.	LOANS AND ALLOWANCES FOR POSSIBLE LOAN LOSSES

(1)	Classification of loans subject to allowance for possible loan losses as of December 31, 2008 and 2007 are as follows (Korean won in billions):

<2008>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	4,371	(Won)	28	(Won)	16	(Won)	3	(Won)	1	(Won)	4,419
Credit card accounts		4,150		86		1		46		10		4,293
Bills bought in foreign currencies		5,235		50		8		—		1		5,294
Bills bought in local currency		2,285		1		—		—		—		2,286
Loans in local currency		149,408		3,601		1,036		455		447		154,947
Loans in foreign currencies		16,657		242		27		8		16		16,950
Factoring receivables		106		—		—		—		—		106
Advances for customers on guarantees		11		23		15		50		21		120
Privately placed bonds		4,312		65		7		48		—		4,432
Loans to be converted to equity securities		—		—		—		—		51		51
Finance leases (Note 19)		357		2		2		5		3		369
Policy loans		89		—		—		—		—		89
Loans for installment		587		5		—		3		1		596
Others		867		25		30		63		7		992

	(Won)	188,435	(Won)	4,128	(Won)	1,142	(Won)	681	(Won)	558	(Won)	194,944

<2007>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	2,719	(Won)	12	(Won)	24	(Won)	—	(Won)	—	(Won)	2,755
Credit card accounts		3,242		47		1		27		7		3,324
Bills bought in foreign currencies		4,304		5		6		—		—		4,315
Bills bought in local currency		1,166		—		—		—		—		1,166
Loans in local currency		134,866		1,159		523		224		254		137,026
Loans in foreign currencies		10,403		145		11		1		7		10,567
Factoring receivables		86		—		—		—		—		86
Advances for customers on guarantees		3		1		3		4		7		18
Privately placed bonds		5,357		1		—		—		—		5,358
Loans to be converted to equity securities		—		1		—		50		—		51
Finance leases (Note 19)		264		3		1		5		18		291
Loans for installment		444		6		—		2		—		452
Others		1,462		—		—		—		9		1,471

	(Won)	164,316	(Won)	1,380	(Won)	569	(Won)	313	(Won)	302	(Won)	166,880

(2)	Reconciliation of the loans subject to allowance for the possible loan losses with loans as of December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008		2007
Loans, net of allowance	(Won)	197,041	(Won)	167,635
(+) Allowance for possible loan losses		3,492		2,304
(+) Deferred loan origination fees		54		91

Loans at gross		200,587		170,030

Reconciliation items:
(-) Inter-bank loans		(1,818)		(1,813)
(-) Bonds purchased under resale agreements		(2,345)		(10)
(-) Call loans		(1,475)		(1,326)
(-) Incidental expenses on finance leases		(5)		(1)

		(5,643)		(3,150)

The loans subject to allowance for possible loan losses	(Won)	194,944	(Won)	166,880

(3)	Classification of allowances for possible loan losses as of December 31, 2008 and 2007 are as follows (Korean won in billions):

<2008>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	38	(Won)	3	(Won)	7	(Won)	2	(Won)	1	(Won)	51
Credit card accounts		62		13		—		28		10		113
Bills bought in foreign currencies		45		4		2		—		1		52
Bills bought in local currency		22		—		—		—		—		22
Loans in local currency		1,376		444		250		262		447		2,779
Loans in foreign currencies		148		33		4		5		16		206
Factoring receivables		1		—		—		—		—		1
Advances for customers on guarantees		—		2		3		25		21		51
Privately placed bonds		42		12		2		24		—		80
Loans to be converted to equity securities		—		—		—		—		51		51
Finance leases		2		—		—		4		3		9
Loans for installment		6		—		—		2		1		9
Policy loans		—		—		—		—		—		—
Others		21		3		6		31		7		68

	(Won)	1,763	(Won)	514	(Won)	274	(Won)	383	(Won)	558	(Won)	3,492

<2007>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	23	(Won)	2	(Won)	12	(Won)	—	(Won)	—	(Won)	37
Credit card accounts		49		7		—		16		7		79
Bills bought in foreign currencies		37		1		1		—		—		39
Bills bought in local currency		10		—		—		—		—		10
Loans in local currency		1,250		96		141		121		254		1,862
Loans in foreign currencies		89		25		2		1		7		124
Factoring receivables		1		—		—		—		—		1
Advances for customers on guarantees		—		—		1		2		7		10
Privately placed bonds		46		—		—		—		—		46
Loans to be converted to equity securities		—		—		—		49		—		49
Finance leases		1		—		—		4		18		23
Loans for installment		5		—		—		1		—		6
Others		9		—		—		—		9		18

	(Won)	1,520	(Won)	131	(Won)	157	(Won)	194	(Won)	302	(Won)	2,304

(4)	The percentages of allowances for possible loan losses to loans as of December 31, 2008, 2007 and 2006 are as follows (Korean won in billions):

	Loans subject to allowance for possible loan losses		Allowance		Ratio (%)
2008	(Won)	194,944	(Won)	3,492	1.79
2007		166,880		2,304	1.38
2006		141,337		2,118	1.50

(5)	The changes in allowances for possible loan losses for the years ended December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008		2007
January 1	(Won)	2,304	(Won)	2,118

Reconciliation items:
Provision for possible loan losses, net of reversal of allowances for possible loan losses		1,622		643
Reversal due to recovery of write-off loans		117		125
Write-off of loans		(547)		(466)
Other		(4)		(116)

December 31	(Won)	3,492	(Won)	2,304

(6)	Classifications of loans in local currency by industry as of December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008		Ratio (%)	2007		Ratio (%)
<Loans for corporate>
Manufacturing	(Won)	29,339	18.74	(Won)	22,952	16.57
Dealing with real estate & leasing		17,865	11.41		17,332	12.51
Retail		10,658	6.80		9,427	6.80
Construction		13,408	8.56		10,206	7.37
Hotel & food		3,311	2.12		2,947	2.13
Transportation, warehouse & telecommunication		3,016	1.93		1,994	1.44
Finance & insurance		2,774	1.77		3,369	2.43
Others		15,423	9.86		10,514	7.59

		95,794			78,741

<Loans for household>		60,758	38.81		59,810	43.17

	(Won)	156,552		(Won)	138,551

(7)	Classification of loans in local currency by customer as of December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008		Ratio (%)	2007		Ratio (%)
<Loans for corporate>
Loans for working capital	(Won)	72,359	46.22	(Won)	60,771	43.86
Loans for equipment capital		18,234	11.65		13,660	9.86

<Loans for household>
Loans for living capital		56,900	36.35		56,252	40.60
Loans for housing capital		3,350	2.14		3,297	2.38
Others		508	0.32		262	0.19

<Loans for public sector & others>
Loans for working capital		2,894	1.85		2,242	1.62
Loans for equipment capital		701	0.45		542	0.39
Interbank loans		1,606	1.02		1,525	1.10

	(Won)	156,552		(Won)	138,551

(8)	Classification of loans in foreign currencies (including usance) by country as of December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008		Ratio (%)	2007		Ratio (%)
Korea	(Won)	14,182	65.72	(Won)	9,278	68.17
United States		2,362	10.94		1,554	11.42
Japan		553	2.56		300	2.20
China		455	2.11		292	2.15
Others		4,029	18.67		2,185	16.06

	(Won)	21,581		(Won)	13,609

(9)	Significant disposal of loans for the years ended December 31, 2008 and 2007 are as follows (Korean won in billions):

<2008>

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain (loss) on sale of loans
Woori Bank	Woori F&I Eighth SPC	(Won)	47	(Won)	14	(Won)	36	(Won)	3
“	Woori SB Ninth SPC		61		11		50		—
“	Woori SB Eleventh SPC		82		6		67		(9)
“	Woori F&I Ninth SPC		—		—		5		5
Woori Bank, Kwangju Bank	Korea Asset Management Corporation		260		12		193		(55)
Kyung-nam Bank	Confidence Rehabilitation Fund Corp.		1		1		22		22
Woori Privit	Changup Mutual Savings Bank Co., Ltd.		400		2		397		(1)

		(Won)	851	(Won)	46	(Won)	770	(Won)	(35)

<2007>

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain (loss) on sale of loans
Woori Bank	Woori Stream Second SPC	(Won)	103	(Won)	34	(Won)	79	(Won)	10
“	Woori SB Eighth SPC		50		11		40		1
“	Korea Asset Management Corporation		126		18		97		(11)
“	Woori Stream Third SPC		67		9		56		(2)
“	Woori Stream Fourth SPC		129		23		109		3
Woori Financial	Hanmi Autoplus First SPC		130		1		133		4

		(Won)	605	(Won)	96	(Won)	514	(Won)	5

13.	RESTRUCTURING OF LOANS

(1)	Restructuring of loans for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

						Restructuring
<2008>	Classification	Nominal amount		Discharge		Bonds		Equity securities		Modification of terms
Terrasem Co., Ltd.	Workout	(Won)	1,355	(Won)	—	(Won)	—	(Won)	—	(Won)	1,355
Netron Tech Co., Ltd.	Workout		12,755		—		—		—		12,755
Neo Steel Co., Ltd.	Restructuring		24,546		—		—		24,546		—
New Star Digital Co., Ltd.	Restructuring		1,774		1,064		—		—		710
Focus Electronics Co., Ltd.	Restructuring		1,163		—		—		—		1,163
KT Construction Co., Ltd.	Restructuring		3,190		1,888		—		44		1,258
Jumbo Ahc Combination Window Co., Ltd.	Restructuring		1,820		72		—		—		1,748
Youngil Non-Ferrous Metals Co., Ltd.	Restructuring		1,110		—		—		938		172
Mirae Co., Ltd.	Restructuring		2,735		—		—		—		2,735
Dong-Shin Co., Ltd.	Restructuring		4,587		—		—		—		4,587
Kolon Tns World Co., Ltd.	Legal Management		4,962		—		595		4,367		—
Hydis Technology Co., Ltd.	Legal Management		5,024		—		3,250		1,774		—
Kangnam Ind. Co., Ltd.	Vergleich		1,000		—		1,000		—		—

		(Won)	66,021	(Won)	3,024	(Won)	4,845	(Won)	31,669	(Won)	26,483

				Restructuring
<2007>	Classification	Nominal amount		Discharge		Equity securities		Modification of terms
Hankook Ilbo	Workout	(Won)	39,754	(Won)	—	(Won)	39,754	(Won)	—
Daewoo Electronics Corp.	Workout		46,643		—		—		46,643
Hyundai IT Corp.	Restructuring		20,562		—		13,258		7,304
BOE Hydis Technology Co., Ltd.	Restructuring		20,466		—		5,541		14,925
VK Corporation	Restructuring		3,472		285		2,709		478
Pantech	Workout		13,754		—		13,754		—
Pantech & Curitel	Workout		17,416		—		17,416		—
Nex Display Technology Co., Ltd.	Workout		2,702		—		—		2,702
H.G. Tech., Co.	Workout		1,215		—		—		1,215
Haegang Fenster. Co., Ltd.	Workout		6,593		—		—		6,593

		(Won)	172,577	(Won)	285	(Won)	92,432	(Won)	79,860

(2)	Loans to be converted to equity securities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Nominal amount		Allowance		Book value		Fair value of equity securities
Dongkook Corp.	(Won)	50,822	(Won)	50,822	(Won)	—	(Won)	—
Others		52		26		26		—

	(Won)	50,874	(Won)	50,848	(Won)	26	(Won)	—

<2007>	Nominal amount		Allowance		Book value		Fair value of equity securities
Dongkook Corp	(Won)	50,363	(Won)	48,617	(Won)	1,746	(Won)	1,746
Others		545		28		517		—

	(Won)	50,908	(Won)	48,645	(Won)	2,263	(Won)	1,746

14.	FIXED ASSETS

(1)	Fixed assets as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Acquisition cost		Accumulated depreciation		Accumulated impairment loss		Book value
Land	(Won)	1,428,853	(Won)	—	(Won)	6,978	(Won)	1,421,875
Buildings		1,266,296		343,622		1,633		921,041
Structures in leased office		274,867		202,188		—		72,679
Equipment and furniture		1,088,801		888,442		—		200,359
Construction in process		116,831		—		—		116,831
Leased assets		154,253		90,501		—		63,752

	(Won)	4,329,901	(Won)	1,524,753	(Won)	8,611	(Won)	2,796,537

<2007>	Acquisition cost		Accumulated depreciation		Accumulated impairment loss		Book value
Land	(Won)	1,393,695	(Won)	—	(Won)	3,914	(Won)	1,389,781
Buildings		1,185,875		301,822		1,470		882,583
Structures in leased office		248,890		177,932		—		70,958
Equipment and furniture		1,071,191		875,717		—		195,474
Construction in process		51,673		—		—		51,673
Leased assets		104,926		56,621		—		48,305

	(Won)	4,056,250	(Won)	1,412,092	(Won)	5,384	(Won)	2,638,774

(2)	Changes in fixed assets for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Acquisition		Business Combination		Disposition		Transfer		Depreciation		Impairment		Others		Dec. 31, 2008
Land	(Won)	1,389,781	(Won)	7,848	(Won)	18,657	(Won)	(1,684)	(Won)	11,266	(Won)	—	(Won)	(4,474)	(Won)	481	(Won)	1,421,875
Buildings		882,583		20,055		18,689		(2,604)		35,849		(34,475)		(285)		1,229		921,041
Structures in leased office		70,958		46,810		—		(465)		—		(32,848)		—		(11,776)		72,679
Equipment and furniture		195,474		101,427		2,294		(5,959)		—		(110,508)		—		17,631		200,359
Construction in process		51,673		123,995		—		—		(47,115)		—		—		(11,722)		116,831
Leased assets		48,305		49,327		—		—		—		(33,880)		—		—		63,752

	(Won)	2,638,774	(Won)	349,462	(Won)	39,640	(Won)	(10,712)	(Won)	—	(Won)	(211,711)	(Won)	(4,759)	(Won)	(4,157)	(Won)	2,796,537

<2007>	Jan. 1, 2007		Acquisition		Business Combination		Disposition		Transfer		Depreciation		Impairment		Others		Dec. 31, 2007
Land	(Won)	1,383,425	(Won)	1,488	(Won)	2,259	(Won)	(3,773)	(Won)	8,659	(Won)	—	(Won)	(2,290)	(Won)	13	(Won)	1,389,781
Buildings		878,247		25,514		2,580		(3,298)		13,473		(33,032)		(983)		82		882,583
Structures in leased office		63,331		38,572		—		(10)		—		(30,788)		—		(147)		70,958
Equipment and furniture		197,512		118,262		672		(2,668)		—		(118,180)		—		(124)		195,474
Construction in process		21,379		56,006		—		(1,590)		(22,132)		—		—		(1,990)		51,673
Leased assets		17,497		49,894		—		—		—		(19,086)		—		—		48,305

	(Won)	2,561,391	(Won)	289,736	(Won)	5,511	(Won)	(11,339)	(Won)	—	(Won)	(201,086)	(Won)	(3,273)	(Won)	(2,166)	(Won)	2,638,774

(3)	Impairment loss on fixed assets for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Book value		Net realizable value		Impairment Loss		Reason	Decision of net realizable value
Land	(Won)	1,042,516	(Won)	1,038,042	(Won)	4,474	Decrease of fair value	Bidding price
Buildings		595,193		594,908		285	Decrease of fair value	Bidding price

	(Won)	1,637,709	(Won)	1,632,950	(Won)	4,759

<2007>	Book value		Net realizable value		Impairment Loss		Reason	Decision of net realizable value
Land	(Won)	3,119	(Won)	829	(Won)	2,290	Decrease of fair value	Bidding price
Buildings		1,656		673		983	Decrease of fair value	Bidding price

	(Won)	4,775	(Won)	1,502	(Won)	3,273

15.	INTANGIBLE ASSETS

(1)	Intangible assets as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Goodwill
The Company	(Won)	175,234	(Won)	182,524
Woori Bank		482		3,113
Woori PEF		11,213		—

		186,929		185,637

Negative goodwill		(2,245)		(2,355)
Deferred development cost		78,841		84,178
Software		25,668		22,989
Other intangible assets		116,600		118,314

	(Won)	405,793	(Won)	408,763

(2)	Changes in goodwill and negative goodwill for the year ended December 31, 2008 are as follows (Korean won in millions):

	Jan. 1, 2008		Increase		Amortization		Translation		Dec. 31, 2008
Woori F&I	(Won)	66	(Won)	—	(Won)	(5)	(Won)	—	(Won)	61
Woori Investment Securities		(2,355)		—		110		—		(2,245)
Woori America Bank (*1)		3,113		—		(3,691)		1,060		482
Woori Financial		182,458		—		(38,343)		—		144,115
Kumho Investment Bank (*1)		—		13,705		(2,492)		—		11,213
Woori Aviva		—		36,539		(5,481)		—		31,058

	(Won)	183,282	(Won)	50,244	(Won)	(49,902)	(Won)	1,060	(Won)	184,684

(*1) 2nd-tier subsidiary

(3)	Changes in intangible assets for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Acquisition		Business combination		Amortization		Impairment		Others		Dec. 31, 2008
Goodwill	(Won)	185,637	(Won)	—	(Won)	50,244	(Won)	(50,012)	(Won)	1,060	(Won)	—	(Won)	186,929
Negative goodwill		(2,355)		—		—		110		—		—		(2,245)
Deferred dev’t cost		84,178		29,963		714		(36,090)		30		46		78,841
Software		22,989		13,688		773		(11,826)		—		44		25,668
Others		118,314		4,979		38,400		(45,719)		534		92		116,600

	(Won)	408,763	(Won)	48,630	(Won)	90,131	(Won)	(143,537)	(Won)	1,624	(Won)	182	(Won)	405,793

<2007>	Jan. 1, 2007		Acquisition		Business combination		Disposition		Amortization		Impairment		Others		Dec. 31, 2007
Goodwill	(Won)	7,155	(Won)	—	(Won)	192,152	(Won)	—	(Won)	(*1)(16,096)	(Won)	—	(Won)	2,426	(Won)	185,637
Negative goodwill		(2,494)		—		—		—		139		—		—		(2,355)
Deferred dev’t cost		99,585		20,640		580		—		(36,803)		(580)		756		84,178
Software		28,471		8,126		—		—		(12,736)		—		(872)		22,989
Others		143,753		16,203		—		(1)		(41,615)		—		(26)		118,314

	(Won)	276,470	(Won)	44,969	(Won)	192,732	(Won)	(1)	(Won)	(107,111)	(Won)	(580)	(Won)	2,284	(Won)	408,763

(*1)	Included amortization of goodwill amounting to (Won)2,362 million, which Woori financial recorded in its financial statements before the acquisition by the Company.

16.	OTHER ASSETS

Other assets as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Intangible assets (Note 15)	(Won)	405,793	(Won)	408,763
Non-operating assets		15,462		6,680
Guarantee deposits		1,338,895		1,245,982
Other accounts receivable		3,213,351		6,349,146
Accrued income		1,220,760		1,017,048
Prepaid expenses		95,543		77,971
Deferred income tax assets (Note 28)		647,151		189,759
CMA assets		3,217,695		3,114,195
Operating lease assets (Note 19)		107,997		179,040
Accounts receivable on disposal of assets		2,562		800
Derivative instruments assets (Note 36)		12,697,815		2,626,113
Domestic exchange settlements debits		713,720		871,915
Sundry assets		808,967		94,804

		24,485,711		16,182,216
Present value discount		(10,987)		(16,894)

	(Won)	24,474,724	(Won)	16,165,322

17.	INSURANCE

Insurance coverage as of December 31, 2008 and 2007 is as follows (Korean won in millions):

	2008				2007
	Balance of covered assets		Coverage		Balance of covered assets		Coverage
Insurance for losses:
Buildings used for business purposes	(Won)	839,026	(Won)	845,666	(Won)	721,485	(Won)	733,637
Equipment and furniture		131,193		208,300		231,869		226,600
Guarantee deposits		5,831		6,481		—		—
Operating lease assets		97,356		98		170,734		1,043
Finance leases		356,133		13,449		236,410		15,608
Insurance for fire:
Equipment and furniture		2,983		9,064		13,163		18,791
Buildings used for business purposes		94,400		95,373		162,343		166,703
Tangible asset overseas		1,201		4,512		1,258		5,802
Structures in leased assets		8,603		18,180		14,061		19,324
Insurance for liability of:
Reparation of directors		—		231,507		—		67,517
Reparation of professionals		—		1,000		—		2,000
Umbrella policy		—		12,917		—		2,110
Insurance for security of Employees		—		12,374		—		19,391

	(Won)	1,536,726	(Won)	1,458,921	(Won)	1,551,323	(Won)	1,278,526

18.	COLLATERALIZED ASSETS

Collateralized assets as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	Collateralized assets	2008		2007		Purpose
Bank of Korea	Securities	(Won)	6,340,800	(Won)	2,631,569	Borrowings, settlement risk and other
Lehman Brothers and others	Due from banks in foreign currencies, Securities		2,704,794		426,547	Trading credit derivatives
Samsung Securities Co., Ltd. and others	Securities		18,360		26,804	Futures maintenance margin
Samsung futures and others	Securities		348,143		204,307	Futures maintenance margin
Nova Scotia Bank and others	Securities		288,500		87,141	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		—		109,750	Borrowings in foreign currency
Hana Bank and others	MMDA, Securities		675,765		135,315	Borrowings
Mizuho Corporate Bank	Securities		48,500		19,790	Borrowings in foreign currency
Korea Securities Depository & Trust accounts	Securities		8,771,583		8,240,993	Collateral for customer’s RP
Citibank and others	Land and buildings		185,217		144,051	Leasehold deposits
Korea Securities Financed Corporation and others	Securities		—		1,000	Collateral for issuing securities and others
Korea Exchange	Securities		125		16,000	Futures option maintenance margin
ING Bank and others	Securities in foreign currencies		2,730,301		—	Borrowings in foreign currency
Federal Reserve Bank	Securities		6,477		3,000	Guarantee for FRB discount window
Doosan Capital and others	Due from banks, Securities		746		3,460	Borrowings

		(Won)	22,119,311	(Won)	12,049,727

19.	LEASES

(1)	Operating lease assets

Future minimum lease payments to be received under operating lease contracts as of December 31, 2008 are as follows (Korean won in millions):

	Local currency		Foreign currencies		Total
Jan.1.1, 2009 ~ Dec.12.31, 2009	(Won)	43,658	(Won)	2,366	(Won)	46,024
Jan.1.1, 2010 ~ Dec.12.31, 2010		16,374		2,305		18,679
Jan.1.1, 2011 ~ Dec.12.31, 2011		1,562		4,744		6,306

	(Won)	61,594	(Won)	9,415	(Won)	71,009

(2)	Lease payment receivables under finance lease

The present value of the gross investment and minimum lease payments to be received as of December 31, 2008 are as follows (Korean won in millions):

	Local currency		Foreign currencies		Total
Jan.1.1, 2009 ~ Dec.12.31, 2009	(Won)	172,402	(Won)	532	(Won)	172,934
Jan.1.1, 2010 ~ Dec.12.31, 2010		125,962		1,284		127,246
Jan.1.1, 2011 ~ Dec.12.31, 2011		93,175		2,695		95,870
Jan.1.1, 2012 ~ Dec.12.31, 2012		10,726		—		10,726
Jan.1.1, 2013 ~ Dec.12.31, 2013		2,619		—		2,619
Jan.1.1, 2014 ~		—		3,053		3,053

Gross investment under finance lease		404,884		7,564		412,448
Unearned interest income		38,912		—		38,912

Net investment under finance lease		365,972		7,564		373,536

Cancelled finance lease payment receivables						1,204

Lease payment receivables under finance lease					(Won)	374,740

(3)	Operating lease expenses

Future minimum lease payments to be paid under operating lease contracts as of December 31, 2008 are as follows (Korean won in millions):

	Local currency		Foreign currencies		Total
Jan.1.1, 2009 ~ Dec.12.31, 2009	(Won)	1,712	(Won)	—	(Won)	1,712

(4)	Finance lease liabilities

The gross amount and the present value of the minimum lease payments as of December 31, 2008 are as follows (Korean won in millions):

	Local currency		Foreign currencies		Total
Jan.1.1, 2009 ~ Dec.12.31, 2009	(Won)	38,873	(Won)	—	(Won)	38,873
Jan.1.1, 2010 ~ Dec.12.31, 2010		26,581		—		26,581
Jan.1.1, 2011 ~ Dec.12.31, 2011		15,252		—		15,252
Jan.1.1, 2012 ~ Dec.12.31, 2012		4,340		—		4,340

		85,046		—		85,046
Prepaid interest expenses		(5,908)		—		(5,908)

	(Won)	79,138	(Won)	—	(Won)	79,138

20.	DEPOSITS

(1)	Deposits as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Deposits on demand	(Won)	14,705,172	(Won)	11,769,661
Deposits at termination		148,314,333		126,364,219
Deposits on notes payable		4,745,469		5,095,831
Deposits on CMA		2,459,917		3,353,601

	(Won)	170,224,891	(Won)	146,583,312

(2)	Deposits on demand as of December 31, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Deposits on demand in local currency:

Current deposits	(Won)	2,223,457	(Won)	609,356
Current deposits for household		31,343		37,289
Demand deposits		3,294,027		3,508,207
Special deposits		3,005,838		3,242,198
Official deposits		750,568		755,670
Deposits for security customer		1,225,285		1,117,803
Others		124		21,926

		10,530,642		9,292,449

Deposits on demand in foreign currencies:
Current deposits		1,283,550		811,232
Demand deposits		2,643,644		1,547,026
Deposits at notice		3,126		4,652
Special deposits		123,126		35,009
Others		121,084		79,293

		4,174,530		2,477,212

	(Won)	14,705,172	(Won)	11,769,661

(3)	Deposits at termination as of December 31, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Savings deposits in local currency:

Savings deposits	(Won)	16,565,629	(Won)	15,485,256
Money market deposit account		25,438,378		19,069,529
Time deposits		75,136,332		60,330,749
Installment deposits		3,497,917		3,256,258
Long-term savings for housing		1,595,659		1,501,539
Others		133,143		66,979

		122,367,058		99,710,310

Mutual installments
Installment deposits for the loans granted		101,818		166,473
Mutual installment for housing		199,053		246,203

		300,871		412,676

Money in trust		1,898,673		1,807,754

Negotiable certificates of deposits		18,474,137		21,552,651

Saving deposits in foreign currencies:
Time deposits		5,273,528		2,880,378
Installment deposits		66		450

		5,273,594		2,880,828

	(Won)	148,314,333	(Won)	126,364,219

(4)	Deposits from other financial institutions as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Banks		Credit specialized financial institutions		Other institutions		Total
Deposits in local currency	(Won)	12,006,705	(Won)	19,316,157	(Won)	1,172,207	(Won)	32,495,069
Deposits in foreign currencies		3,008,462		116,948		—		3,125,410

	(Won)	15,015,167	(Won)	19,433,105	(Won)	1,172,207	(Won)	35,620,479

<2007>	Banks		Credit specialized financial institutions		Other institutions		Total
Deposits in local currency	(Won)	6,129,548	(Won)	1,854,112	(Won)	10,263,971	(Won)	18,247,631
Deposits in foreign currencies		29,090		—		—		29,090

	(Won)	6,158,638	(Won)	1,854,112	(Won)	10,263,971	(Won)	18,276,721

(5)	Maturities of deposits as of December 31, 2008 and 2007 are as follows (Korean won in billions):

<2008>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	27,541	(Won)	14,046	(Won)	46,000	(Won)	5,294	(Won)	50,195	(Won)	143,076
Deposits in foreign currencies (*2)		4,222		480		1,419		446		2,897		9,464
Negotiable certificates of deposits (*3)		2,710		3,177		10,834		1,799		13		18,533

	(Won)	34,473	(Won)	17,703	(Won)	58,253	(Won)	7,539	(Won)	53,105	(Won)	171,073

(*1) Before eliminating (Won)773 billion of inter-company transactions
(*2) Before eliminating (Won)15 billion of inter-company transactions
(*3) Before eliminating (Won)59 billion of inter-company transactions

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	32,561	(Won)	13,493	(Won)	29,388	(Won)	3,890	(Won)	40,724	(Won)	120,056
Deposits in foreign currencies (*2)		2,252		428		609		40		2,053		5,382
Negotiable certificates of deposits (*3)		6,739		6,854		7,629		561		3		21,786

	(Won)	41,552	(Won)	20,775	(Won)	37,626	(Won)	4,491	(Won)	42,780	(Won)	147,224

(*1) Before eliminating (Won)383 billion of inter-company transactions
(*2) Before eliminating (Won)24 billion of inter-company transactions
(*3) Before eliminating (Won)233 billion of inter-company transactions

21.	BORROWINGS

(1)	Borrowings as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Call money	(Won)	3,473,849	(Won)	4,002,415
Bills sold		147,894		158,969
Bonds sold under repurchase agreements		7,566,947		6,386,475
Borrowings in local currency		8,387,267		7,418,468
Borrowings in foreign currencies		12,384,351		9,201,296
Debentures in local currency		33,376,697		30,238,018
Debentures in foreign currencies		6,491,509		5,193,860
Securities sold		46,948		256,236
Market index funds sold		2,842,296		3,184,579

	(Won)	74,717,758	(Won)	66,040,316

(2)	Borrowings in local currency as of December 31, 2008 and 2007 are as follows (Korean won in millions):

		2008			2007
	Lender	Interest rate (%)	Amounts		Interest rate (%)	Amounts
Borrowings from the B.O.K	Bank of Korea	1.8	(Won)	1,182,798	2.8~3.3	(Won)	932,369
Borrowings from government funds	Small Business Corporation	2.0~5.8		617,740	2.0~5.2		511,930
	Ministry of Labor	0.0~5.0		365,922	0.0~5.0		341,961
	Ministry of Information and Communication	3.1~3.6		114,883	2.0~7.0		155,269
	Institute for Information Technology Advancement	3.8~4.6		21,267	3.4~3.9		33,872
	Ministry of Commerce, Industry and Energy	0.8~3.1		381,027	2.0~3.6		336,053
	Korea Environment & Resources Corporation	—		—	5.0		6,904
	Environmental Management Corporation. and others	0.0~5.0		493,607	2.0~5.0		502,540

				1,994,446			1,888,529

Others	Seoul City	0.0~4.0		1,443,700	0.0~4.0		1,386,466
	Busan City	0.0~5.0		1,394,303	0.0~5.1		1,193,712
	Kwangju City and others	0.0~6.0		323,946	0.0~6.0		358,507
	Ulsan City	1.7~3.7		20,597	1.7~3.0		27,393
	Others	0.0~9.2		2,027,477	0.0~9.2		1,631,492

				5,210,023			4,597,570

			(Won)	8,387,267		(Won)	7,418,468

(3)	Borrowings in foreign currencies as of December 31, 2008 and 2007 are as follows:

	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
<2008>			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	4.3~7.6	US$	538,074	(Won)	676,628
	Foreign financial institution	1.1~6.9		4,709,993		5,922,816
	Local banks	3.3~3.8		370,900		466,407
	Others	0.0~5.7		4,224,423		5,312,212

				9,843,390		12,378,063

Off-shore borrowings in foreign currencies	Korea Development Bank(Beijing)	4.2		5,000		6,288

			US$	9,848,390	(Won)	12,384,351

	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
<2007>			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	0.0~5.6	US$	735,451	(Won)	689,999
	Foreign financial institution	0.9~7.7		4,966,882		4,659,929
	Local banks	4.7~5.7		141,366		132,630
	Others	0.8~7.7		3,946,894		3,702,976

				9,790,593		9,185,534

Off-shore borrowings in foreign currencies	Sumitomo Mitsui Bank	5.6		5,000		4,691
	Bumiputra-Commerce Bank	5.4		5,000		4,691
	Commonwealth Bank	5.5		6,800		6,380

				16,800		15,762

			US$	9,807,393	(Won)	9,201,296

(4)	Debentures as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Debentures in local currency	(Won)	33,445,368	(Won)	30,285,423
Less: discounts		(68,671)		(47,405)

		33,376,697		30,238,018

Debentures in foreign currencies		6,506,268		5,207,244
Add: premiums		360		165
Less: discounts		(15,119)		(13,549)

		6,491,509		5,193,860

	(Won)	39,868,206	(Won)	35,431,878

(5)	Debentures in local currency as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
	Face value		Interest rate (%)	Face value		Interest rate (%)
Ordinary bonds	(Won)	28,329,453	4.2~10.1	(Won)	26,956,796	3.8~7.9
Subordinated bonds		5,072,909	5.0~10.3		3,499,643	5.0~10.3
Convertible bonds		793	0.0		49	0.0

		33,403,155			30,456,488

Loss on hedging for fair value		42,213			(171,065)

	(Won)	33,445,368		(Won)	30,285,423

(6)	Debentures in foreign currencies as of December 31, 2008 and 2007 are as follows (Korean won in millions, U.S. dollars in thousands, Japanese Yen in millions, Hong Kong dollars in thousands, Euro in thousands, Singapore dollars in thousands, Malaysia Ringits in thousands, New Zealand dollars in thousands):

<2008>	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,850,000	(Won)	3,583,875	1.9~14.0
	JPY	10,000		139,388	2.0
	HKD	310,000		50,298	3.5~4.7
	EUR	300,000		532,866	4.0
	SGD	50,000		43,777	3.0
	MYR	530,000		191,600	4.6~5.0
	NZD	13,000		9,454	9.0
Subordinated bonds	USD	1,400,000		1,760,500	5.8~6.1

				6,311,758

Gain on hedging for fair value				194,510

			(Won)	6,506,268

<2007>	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,995,000	(Won)	2,809,909	4.2~6.2
	JPY	25,500		212,499	1.1~1.6
	HKD	878,000		105,588	3.9~5.8
	EUR	300,000		414,378	5.2
	SGD	145,000		94,096	2.8~3.5
Subordinated bonds	USD	1,600,000		1,501,120	4.9~6.1

				5,137,590

Gain on hedging for fair value				69,654

			(Won)	5,207,244

(7)	Borrowings from other financial institutions as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Bank of Korea		General bank		Other financial institutions		Total
Call money	(Won)	1,751,772	(Won)	1,383,178	(Won)	338,899	(Won)	3,473,849
Bonds sold under repurchase agreements		540,000		388,455		5,979,968		6,908,423
Borrowings in local currency		1,182,798		1,128,996		732,895		3,044,689
Borrowings in foreign currencies		339,525		11,299,130		745,696		12,384,351

	(Won)	3,814,095	(Won)	14,199,759	(Won)	7,797,458	(Won)	25,811,312

<2007>	Bank of Korea		General bank		Other financial institutions		Total
Call money	(Won)	—	(Won)	1,118,175	(Won)	2,884,240	(Won)	4,002,415
Bonds sold under repurchase agreements		—		10,950		4,500,270		4,511,220
Borrowings in local currency		932,369		222,077		390,000		1,544,446
Borrowings in foreign currencies		—		4,950,789		4,194,509		9,145,298

	(Won)	932,369	(Won)	6,301,991	(Won)	11,969,019	(Won)	19,203,379

(8)	Maturities of borrowings as of December 31, 2008 and 2007 are as follows (Korean won in billions):

<2008>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Call money	(Won)	3,474	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	3,474
Bills sold		106		37		4		—		—		147
Bonds sold under repurchase agreements (*1)		3,403		3,451		707		6		—		7,567
Borrowings in local currency (*2)		2,698		196		696		609		4,471		8,670
Borrowings in foreign currencies		7,710		2,222		1,203		1,183		67		12,385
Debentures in local currency		449		813		3,015		18,459		10,710		33,446
Debentures in foreign currencies		—		—		66		394		6,046		6,506

	(Won)	17,840	(Won)	6,719	(Won)	5,691	(Won)	20,651	(Won)	21,294	(Won)	72,195

(*1) Before eliminating (Won)0.3 billion of inter-company transactions (*2) Before eliminating (Won)282 billion of inter-company transactions

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Call money	(Won)	4,002	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	4,002
Bills sold		158		1		—		—		—		159
Bonds sold under repurchase agreements (*1)		3,057		3,015		307		37		—		6,416
Borrowings in local currency (*2)		1,449		280		574		2,094		3,069		7,466
Borrowings in foreign currencies		4,539		2,483		1,477		572		130		9,201
Debentures in local currency		589		3,857		5,104		15,464		5,271		30,285
Debentures in foreign currencies		243		42		557		1,356		3,009		5,207

	(Won)	14,037	(Won)	9,678	(Won)	8,019	(Won)	19,523	(Won)	11,479	(Won)	62,736

(*1) Before eliminating (Won)29 billion of inter-company transactions (*2) Before eliminating (Won)47 billion of inter-company transactions

22.	OTHER LIABILITIES

Other liabilities as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Accrued severance benefits (Note 23)	(Won)	414,127	(Won)	391,815
Less: deposits in employee retirement trust		(208,317)		(161,174)
Less: post-retirement pension plan asset		(121)		(258)
Less: transfers to the National Pension Fund		(176)		(153)
Other accounts payable		3,218,922		6,445,584
Accrued expenses		3,368,044		2,944,648
Income tax payable		223,410		413,893
Unearned revenue		226,585		170,687
Deposits for letter of guarantees and other		285,762		244,210
Foreign exchange remittances pending		265,252		229,610
Domestic exchange remittances pending		2,302,567		1,815,698
Deferred income tax liabilities (Note 28)		58,475		73,258
Borrowings from trust accounts		4,138,088		4,155,148
Allowances for acceptances and guarantees (Note 35)		137,730		110,097
Allowances for unused credit line (Note 35)		401,329		362,973
Other allowances (Note 35)		191,315		127,365
Derivative liabilities (Note 36)		13,801,576		3,078,048
Accounts for agency businesses		239,667		241,781
Liabilities incurred by agency relationship		1,007,279		929,411
Policy reserve (Note 24)		1,007,079		—
Sundry liabilities		664,450		438,741

	(Won)	31,743,043	(Won)	22,011,382

23.	ACCRUED SEVERANCE BENEFITS

(1)	The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2008 and 2007 amount to (Won)414,127 million and (Won)391,815 million, respectively. The details of changes in the accrued severance benefits for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions).

	2008		2007
January 1	(Won)	391,815	(Won)	363,729
Provision for severance benefits		131,788		158,210
Increase due to acquisition of a subsidiary		2,178		793
Payments of accrued severance benefits		(111,654)		(130,917)

December 31	(Won)	414,127	(Won)	391,815

(2)	The Company and its subsidiaries have made deposits for employee retirement insurance. As of December 31, 2008 and 2007, the deposits amounting to (Won)208,317 million and (Won)161,174 million, respectively, and the transfer from National Pension amounting to (Won)176 million and (Won)153 million, respectively, and the post-retirement pension plan asset amounting to (Won)121 million and (Won)258 million, respectively, are presented as a deduction from accrued severance benefits.

24.	POLICY RESERVES

Policy reserves as of December 31, 2008 are as follows (Korean won in millions).

	Personal		Group		Total
Premium reserves	(Won)	952,174	(Won)	24,472	(Won)	976,646
Reserves for unearned premium		334		964		1,298
Reserve for outstanding claims		25,596		1,869		27,465
Reserve for participating policyholders’ dividends		2,223		2		2,225
Dividend reserve for policyholder’s income participation		24		—		24
Reserve for reinsurance premium		(579)		—		(579)

	(Won)	979,772	(Won)	27,307	(Won)	1,007,079

25.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of December 31, 2008 and 2007 are as follows:

	2008		2007
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	As of December 31, 2008 and 2007, the Company held 2,560 shares of treasury stock amounting to (Won)18 million, respectively.

(3)	The changes in the capital stock of the Company during the period from incorporation to December 31, 2008 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293
June 12, 2002	Issuance of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

Dec. 31, 2002		767,814,797		3,839,074

In 2003	Exercise of warrants	7,690,113		38,451

Dec. 31, 2003		775,504,910		3,877,525

In 2004	Issuance of new shares	8,571,262		42,856
	Exercise of convertible bonds	12,379,386		61,897

Dec. 31, 2004		796,455,558		3,982,278

In 2005	Exercise of convertible bonds	9,559,782		47,799

December 31, 2006		806,015,340		4,030,077

December 31, 2008		806,015,340	(Won)	4,030,077

(4)	Dividends to net income ratio for the year ended December 31, 2007 is as follows:

	2007
The number of issued shares		806,015,340
The number of treasury stocks		2,560
Shares subject to dividend		806,012,780

Dividend per share	(Won)	250

Par value	(Won)	5,000
Dividend ratio per share		5.0%

Gross dividend	(Won)	201,503 million

Net income	(Won)	1,939,238 million

Dividend ratio by net income		10.39%

26.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2006, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively (Type B) was finally decided. In addition, November 23, 2005, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Exercisable stock options for the year ended December 31, 2008 were expired since the exercise period had ended. The Company recorded nil of the stock-based payment as liabilities as of December 31, 2008.

(2)	The summary of stock-based compensation granted as of December 31, 2008 is as follows:

	Type A	Type B
Settlement	Cash settlement	Cash settlement
Exercise price	(Won)11,921	(Won)6,800
Exercise period	During the three-year period beginning after December 4, 2005
Initial granted number of rights	936,000 shares	624,000 shares
Cancelled number of rights	216,000 shares	204,000 shares
Exercised number of rights	651,000 shares	406,000 shares
Exercisable number of rights(*1)	69,000 shares	14,000 shares
(*1) On December 4, 2008, exercisable stock options were expired since the exercisable period had ended.

27.	NON-OPERATING INCOME AND EXPENSE

(1)	Non-operating income for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Gain on valuation using the equity method of accounting (Note 8)	(Won)	76,727	(Won)	43,500
Gain on disposal of fixed assets		8,842		1,356
Rental income		11,705		10,331
Gain on disposal of other assets		558		205
Others		105,235		81,545

	(Won)	203,067	(Won)	136,937

(2)	Non-operating expenses for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Loss on valuation using the equity method of accounting (Note 8)	(Won)	20,842	(Won)	20,887
Loss on disposal of fixed assets		994		1,694
Loss on impairment of fixed assets (Note 14)		4,759		3,273
Loss on impairment of other assets		—		1,805
Loss on impairment of intangible assets (Note 15)		—		580
Donations		48,232		28,555
Others		53,499		72,588

	(Won)	128,326	(Won)	129,382

28.	INCOME TAX EXPENSE

(1)	Income tax expense for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Tax payables	(Won)	600,590	(Won)	816,342

Changes in deferred income tax assets (liabilities) by temporary differences		(535,647)		(246,648)
Changes in deferred income tax assets by fair valuation		5,384		(10,357)
Changes in deferred income tax assets by tax loss carry-forwards		57,694		75,700
Tax effect on contribution carryover deduction		393		977
Income tax expenses to be charged to equity		474,366		164,165

Income tax expense	(Won)	602,780	(Won)	800,179

(2)	Tax reconciliation items between financial accounting income and taxable income for the years ended December 31, 2008 consisted of the following (Unit: Korean won in millions):

	2008
Income before income tax	(Won)	1,190,247
Tax calculated at statutory tax rate (27.5%)		327,287
Adjustment
Income not taxable for tax purposes		(429,752)
Expense not deductible for tax purposes		437,830
Deferred income tax effect by realizable possibility		4,879
Tax credits		(17)
Effect of statutory income tax rate change		193,287
Others		69,266
Income tax expense		602,780
Effective tax rate		50.64%

(3)	Increase or decrease in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008(*1)		Increase		Decrease		Dec. 31, 2008
(Temporary differences to be charged to income tax expense)
Securities	(Won)	(241,610)	(Won)	(1,528,503)	(Won)	(168,425)	(Won)	(1,601,688)
Gain (loss) on valuation using the equity method of accounting		(6,041,754)		(591,800)		(357,203)		(6,276,351)
Depreciation		49,604		6,965		2,494		54,075
Other allowances		476,227		536,252		421,882		590,597
Restructuring of loans		17,481		1,069		6,970		11,580
Allowances for acceptances and guarantees		109,802		135,895		108,228		137,469
Gain (loss) on valuation of derivatives		188,836		1,207,645		192,006		1,204,475
Loss on fair valuation		(103,753)		233,113		(103,753)		233,113
Other allowances for doubtful accounts		21,755		302		—		22,057
Accrued salaries expenses		68,390		14,499		10,512		72,377
Allowances for possible loan losses		698,614		9,582		32,488		675,708
Loss on valuation of securities		1,271,378		1,975,162		1,271,379		1,975,161
Accrued severance benefits		111,779		91,345		63,776		139,348
Deposits with employee retirement insurance trust		(78,397)		(87,150)		(53,189)		(112,358)
Advanced depreciation provisions		(60,338)		—		—		(60,338)
Dividends of tax heaven		13,993		30,963		13,993		30,963
Others		27,256		35,389		(10,095)		72,740

	(Won)	(3,470,737)	(Won)	2,070,728	(Won)	1,431,063	(Won)	(2,831,072)

(Temporary differences to be charged to equity)
Gain (loss) on valuation of available-for-sale securities	(Won)	(2,642,462)	(Won)	(894,887)	(Won)	(2,647,416)	(Won)	(889,933)
Gain (loss) on valuation of held-to-maturity securities		—		440		—		440
Other comprehensive income due to the equity method of accounting		(1,992,938)		(102,233)		(1,185,086)		(910,085)
Other negative comprehensive income due to the equity method of accounting		(3,560)		(19,719)		(3,627)		(19,652)
Other retained earnings due to the equity method of accounting		1		—		—		1
Other capital surplus		(2,483)		(370)		—		(2,853)
Unrealized gain (loss) of derivatives		355		74		(355)		784
Gain on disposal of investments accounted for using the equity method of accounting		34,604		—		—		34,604

	(Won)	(4,606,483)	(Won)	(1,016,695)	(Won)	(3,836,484)	(Won)	(1,786,694)

Temporary differences total	(Won)	(8,077,220)	(Won)	1,054,033	(Won)	(2,405,421)	(Won)	(4,617,766)

Unrealizable temporary differences (*2)	(Won)	(8,113,813)					(Won)	(7,259,549)
Realizable temporary differences		36,593						2,641,783
Tax effects for temporary differences		10,063						561,892
Tax effects for temporary differences of oversea subsidiaries		12,234						(3,948)
Tax effects for fair valuation (*3)		10,504						5,119
Tax effects for tax loss carry-forwards		82,800						25,106
Tax effect on contribution carry-over deductions		900						507

Net deferred tax assets (liabilities)	(Won)	116,501					(Won)	588,676

<2007>	Jan. 1, 2007(*1)		Increase		Decrease		Dec. 31, 2007
(Temporary differences to be charged to income tax expense)
Securities	(Won)	(304,601)	(Won)	(182,238)	(Won)	(245,229)	(Won)	(241,610)
Gain (loss) on valuation using the equity method of accounting		(4,416,960)		(2,119,650)		(494,856)		(6,041,754)
Depreciation		44,273		8,408		3,077		49,604
Other allowances		414,978		415,656		354,407		476,227
Restructuring of loans		17,749		4,100		4,368		17,481
Allowances for acceptances and guarantees		56,187		108,700		55,085		109,802
Gain on valuation of derivatives		49,681		190,681		51,526		188,836
Loss on fair valuation		(63,514)		(103,753)		(63,514)		(103,753)
Other allowances for doubtful accounts		39,805		—		18,050		21,755
Accrued salaries expenses		76,039		10,512		18,161		68,390
Allowances for possible loan losses		714,501		22,277		38,164		698,614
Loss on valuation of securities		1,000,944		1,271,378		1,000,944		1,271,378
Accrued severance benefits		95,034		74,628		57,883		111,779
Deposits with employee retirement insurance trust		(64,871)		(57,706)		(44,180)		(78,397)
Advanced depreciation provisions		(60,414)		—		(76)		(60,338)
Fictitious dividends of tax heaven		14,340		13,993		14,340		13,993
Reserve for technology development		(253)		—		(253)		—
Others		(89,339)		30,615		(85,980)		27,256

	(Won)	(2,476,421)	(Won)	(312,399)	(Won)	681,917	(Won)	(3,470,737)

(Temporary differences to be charged to equity)
Gain (loss) on valuation of available-for-sale securities	(Won)	(2,910,708)	(Won)	(2,642,455)	(Won)	(2,910,701)	(Won)	(2,642,462)
Other comprehensive income due to the equity method of accounting		(2,322,256)		17		(329,301)		(1,992,938)
Other negative comprehensive income due to the equity method of accounting		(1,362)		(3,560)		(1,362)		(3,560)
Other retained earnings due to the equity method of accounting		—		1		—		1
Other capital surplus		—		(2,483)		—		(2,483)
Unrealized loss of derivatives		(1,239)		355		(1,239)		355
Gain on disposal of investments accounted for using the equity method of accounting		34,604		—		—		34,604

	(Won)	(5,200,961)	(Won)	(2,468,125)	(Won)	(3,242,603)	(Won)	(4,606,483)

Temporary differences total	(Won)	(7,677,382)	(Won)	(2,960,524)	(Won)	(2,560,686)	(Won)	(8,077,220)

Unrealizable temporary differences (*2)	(Won)	(6,831,767)					(Won)	(8,113,813)
Realizable temporary differences		(845,615)						36,593
Tax effects for temporary differences		(232,557)						10,063
Tax effects for temporary differences of oversea subsidiaries		8,206						12,234
Tax effects for fair valuation (*3)		147						10,504
Tax effects for tax loss carry-forwards		158,500						82,800
Tax effect on contribution carry-over deductions		1,877						900

Net deferred tax assets (liabilities)	(Won)	(63,827)					(Won)	116,501

(*1) Reflected the additional adjustment based on the reported tax returns.

(*2) Unrealizable temporary differences as of December 31, 2008 and 2007 are as follows (Korean won in millions):

		2008		2007
The Company	Valuation using the equity method	(Won)	(7,168,497)	(Won)	(8,036,411)

Kyongnam Bank	Advanced depreciation provisions		(60,338)		(60,388)
	Other		(30,714)		(17,014)

		(Won)	(7,259,549)	(Won)	(8,113,813)

(*3) Resulting from fair valuation of Woori Investment Securities’, Woori Financial’s and Woori Aviva’s assets and liabilities at acquisition.

(4)	Details of income tax expense (benefits) for the years ended December 31, 2008 and 2007, and the deferred income tax assets (liabilities) as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Income tax expense		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	380,221	(Won)	604,594	(Won)	2,279

Kyongnam Bank		74,194		—		34,810
Kwangju Bank		41,741		15,159		—
WFIS		1,658		1,812		—
Woori F&I		10,604		2,563		8
Woori Investment Securities		80,668		6,234		11,934
Woori CS		2,085		4,257		—
Woori PE		4,909		6,555		—
Woori Financial		6,344		5,977		1,550
Woori Aviva		356		—		7,894

	(Won)	602,780	(Won)	647,151	(Won)	58,475

<2007>	Income tax expense		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	566,256	(Won)	160,113	(Won)	1,002

Kyongnam Bank		60,014		29		22,410
Kwangju Bank		40,325		12,633		1
WFIS		266		2,005		11
Woori F&I		15,946		73		1,871
Woori Investment Securities		112,520		5,550		47,091
Woori CS		6,314		1,226		—
Woori PE		708		167		—
Woori Financial		(2,170)		7,963		872

	(Won)	800,179	(Won)	189,759	(Won)	73,258

(5)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2003	(Won)	1,328,129	(Won)	909,680	(Won)	418,449	Dec. 31, 2008
2004		396,463		—		396,463	Dec. 31, 2009
2005		112,270		202		112,068	Dec. 31, 2010
2006		22,324		—		22,324	Dec. 31, 2011
2007		57,788		—		57,788	Dec. 31, 2012
2008		88,593		—		88,593	Dec. 31, 2013

	(Won)	2,005,567	(Won)	909,882	(Won)	1,095,685

As of December 31, 2008 and 2007, recognized deferred tax assets in tax loss carry-forwards above are as follows (Korean won in millions):

Subsidiaries	2008		2007
Woori Bank	(Won)	25,106	(Won)	82,800

29.	EARNINGS PER COMMON SHARE

Basic controlling net income per common share for the years ended December 31, 2008 and 2007 are as follows (Korea won in millions except for per share data):

	2008		2007
Controlling net income on common shares	(Won)	454,478	(Won)	1,939,238
Weighted average number of common shares (in shares)		806,012,783		806,012,783

Basic controlling net income per common share	(Won)	564	(Won)	2,406

30.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income statements for the years ended December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Net income	(Won)	588,502	(Won)	2,114,360

Gain on valuation of available-for-sale securities		(1,219,591)		(271,596)
Cumulative effect of foreign currency translation		49,637		4,423
Gain on valuation of derivatives for cashflow hedge		(66,447)		(4,620)
Valuation using the equity method on subsidiaries		33,420		(6,991)

Comprehensive income	(Won)	(614,479)	(Won)	1,835,576

31.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Restricted due from banks is excluded in cash and due from banks in consolidated statements of cash flows (Korean won in millions).

	2008		2007
Cash and due from bank of Balance sheets	(Won)	19,967,897	(Won)	14,984,541
Restricted due form from banks (Note 3)		(12,795,215)		(8,993,530)

Cash in statements of cash flows	(Won)	7,172,682	(Won)	5,991,011

32.	CONSOLIDATED OPERATIONAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

	Three months ended Dec. 31, 2008		Three months ended Dec. 31, 2007
	(In millions, except for income per share data)
	(Unaudited)		(Unaudited)
Operating revenue	(Won)	39,081,393	(Won)	8,191,876

Operating expenses		39,669,399		(8,006,342)

Operating income		(588,006)		185,534
Non-operating income		23,923		42,713
Non-operating expenses		42,397		(45,930)

Income before income tax and minority interests		(606,480)		182,317
Income tax expense		67,036		36,022

Income before minority interests		(673,516)		146,295

Minority interests gain		(8,725)		34,669

Controlling net income	(Won)	(664,791)	(Won)	111,626

Controlling net income per common share	(Won)	(825)	(Won)	138

33.	INTER-COMPANY TRANSACTIONS

A.	Significant balances as of December 31, 2008 and transactions for the year ended December 31, 2008 with and amongst the Company, its subsidiaries, and equity method investees, which have been eliminated in the consolidation, are as follows (Korean won in millions):

(1)	Assets and liabilities

1)	Due from banks

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Financial		Woori Investment Securities		Woori CS		Woori PE		Others
Woori Bank	(Won)	120,438	(Won)	—	(Won)	29,546	(Won)	8,678	(Won)	3,805	(Won)	431,332	(Won)	27,569	(Won)	52,952	(Won)	5,070	(Won)	19,451
Kyongnam Bank		—		16,402		—		2		2,697		782		16,319		—		—		27
Kwangju Bank		—		5,496		1		—		1,715		75,433		18,000		3,491		—		7,002
Others		—		10,229		—		—		—		7,296		—		—		—		—

	(Won)	120,438	(Won)	32,127	(Won)	29,547	(Won)	8,680	(Won)	8,217	(Won)	514,843	(Won)	61,888	(Won)	56,443	(Won)	5,070	(Won)	26,480

2)	Deposits

	Woori Bank		Kyongnam Bank		Kwangju Bank		Others
The Company	(Won)	120,438	(Won)	—	(Won)	—	(Won)	—
Woori Bank		—		16,402		5,496		10,229
Kyongnam Bank		29,546		—		1		—
Kwangju Bank		8,678		2		—		—
WFIS		3,805		2,697		1,715		—
Woori Investment Securities		431,332		782		75,433		7,296
Woori CS		27,569		16,319		18,000		—
Woori PE		52,952		—		3,491		—
Woori Financial		5,070		—		—		—
Others		19,451		27		7,002		—

	(Won)	698,841	(Won)	36,229	(Won)	111,138	(Won)	17,525

3)	Loans

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Financial		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	11,044	(Won)	33,466	(Won)	19,363
Woori Financial		170,000		—		—		10,000		—
Others		—		70,000		20,000		—		—

	(Won)	170,000	(Won)	70,000	(Won)	31,044	(Won)	43,466	(Won)	19,363

4)	Borrowings

	Woori Bank		Woori Financial		Others
The Company	(Won)	—	(Won)	170,000	(Won)	—
Woori Bank		—		—		70,000
Kyongnam Bank		11,044		—		20,000
Kwangju Bank		33,466		10,000		—
Others		19,363		—		—

	(Won)	63,873	(Won)	180,000	(Won)	90,000

5)	Other assets

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Others
The Company	(Won)	—	(Won)	221	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		30,852		—		62,113		4,965		21,088		230,312		893		2,658
Kyongnam Bank		—		78,201		—		4,905		2,660		8,312		236		—
Kwangju Bank		—		—		1,259		—		1,843		17,514		828		496
WFIS		—		99		4		3		—		—		—		—
Woori Investment Securities		—		3,034		—		36		55		—		—		11,346
Woori CS		—		295		—		—		—		—		—		—
Woori Financial		—		241		—		102		—		14,067		—		—
Others		—		6,275		55		37		61		52		11		23

	(Won)	30,852	(Won)	88,366	(Won)	63,431	(Won)	10,048	(Won)	25,707	(Won)	270,257	(Won)	1,968	(Won)	14,523

6)	Other liabilities

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Woori Financial		Others
The Company	(Won)	—	(Won)	30,852	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		221		—		78,201		—		99		3,034		295		241		6,275
Kyongnam Bank		—		62,113		—		1,259		4		—		—		—		55
Kwangju Bank		—		4,965		4,905		—		3		36		—		102		37
WFIS		—		21,088		2,660		1,843		—		55		—		—		61
Woori Investment Securities		—		230,312		8,312		17,514		—		—		—		14,067		52
Woori CS		—		893		236		828		—		—		—		—		11
Others		—		2,658		—		496		—		11,346		—		—		23

	(Won)	221	(Won)	352,881	(Won)	94,314	(Won)	21,940	(Won)	106	(Won)	14,471	(Won)	295	(Won)	14,410	(Won)	6,514

(2)	Income and Expenses

1)	Interest income

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori F&I		Woori Investment Securities		Woori CS		Others
Woori Bank	(Won)	6,860	(Won)	—	(Won)	2,023	(Won)	2,041	(Won)	3	(Won)	426	(Won)	30,807	(Won)	1,760	(Won)	4,304
Kyongnam Bank		228		250		—		256		20		—		1,772		723		32
Kwangju Bank		228		112		40		—		18		—		2,593		1,249		475
Woori Investment Securities		—		119		295		232		—		—		—		103		298
Woori Financial		1,318		—		1,211		1,515		—		—		747		—		—
Others		—		959		61		—		—		—		32		—		—

	(Won)	8,634	(Won)	1,440	(Won)	3,630	(Won)	4,044	(Won)	41	(Won)	426	(Won)	35,951	(Won)	3,835	(Won)	5,109

2)	Interest expense

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Investment Securities		Woori Financial		Others
The Company	(Won)	6,860	(Won)	228	(Won)	228	(Won)	—	(Won)	1,318	(Won)	—
Woori Bank		—		250		112		119		—		959
Kyongnam Bank		2,023				40		295		1,211		61
Kwangju Bank		2,041		256				232		1,515		—
WFIS		3		20		18		—		—		—
Woori F&I		426		—		—		—		—		—
Woori Investment Securities		30,807		1,772		2,593		—		747		32
Woori CS		1,760		723		1,249		103		—		—
Others		4,304		32		475		298		—		—

	(Won)	48,224	(Won)	3,281	(Won)	4,715	(Won)	1,047	(Won)	4,791	(Won)	1,052

3)	Fees (income)

	Woori Bank		Woori Investment Securities		Woori CI		Others
The Company	(Won)	—	(Won)	910	(Won)	—	(Won)	—
Woori Bank		—		1,530		—		1,307
Kyongnam Bank		—		21		26		—
Kwangju Bank		—		—		14		—
Woori Investment Securities		538		—		11		—
Woori CS		1,347		—		—		—
Other		3,314		18		2,761		353

	(Won)	5,199	(Won)	2,479	(Won)	2,812	(Won)	1,660

4)	Commissions (expense)

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Investment Securities		Woori CS		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	538	(Won)	1,347	(Won)	3,314
Woori Investment Securities		910		1,530		21		—		—		—		18
Woori CI		—		—		26		14		11		—		2,761
Others		—		1,307		—		—		—		—		353

	(Won)	910	(Won)	2,837	(Won)	47	(Won)	14	(Won)	549	(Won)	1,347	(Won)	6,446

5)	Other income

	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Others
The Company	(Won)	674	(Won)	—	(Won)	—	(Won)	1,571	(Won)	—	(Won)	—
Woori Bank		—		68,291		—		212,322		12,880		64
Kyongnam Bank		64,779		—		—		27,790		—		175
Kwangju Bank		27		—		—		20,366		95		19
WFIS		5,029		—		—		—		—		14
Woori Investment Securities		42,366		—		22		362		—		15
Others		3,945		—		—		1,142		3,973		134

	(Won)	116,820	(Won)	68,291	(Won)	22	(Won)	263,553	(Won)	16,948	(Won)	421

6)	Other expenses

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Others
Woori Bank	(Won)	674	(Won)	—	(Won)	64,779	(Won)	27	(Won)	5,029	(Won)	42,366	(Won)	3,945
Kyongnam Bank		—		68,291		—		—		—		—		—
Kwangju Bank		—		—		—		—		—		22		—
WFIS		1,571		212,322		27,790		20,366		—		362		1,142
Woori Investment Securities		—		12,880		—		95		—		—		3,973
Other		—		64		175		19		14		15		134

	(Won)	2,245	(Won)	293,557	(Won)	92,744	(Won)	20,507	(Won)	5,043	(Won)	42,765	(Won)	9,194

B.	Unrealized gain or loss on transactions among the Company and its subsidiaries, which is eliminated from consolidated income for the year ended December 31, 2008, is as follows (Korean won in millions):

	Jan. 1, 2008		Realized		Increase		Dec. 31, 2008
Woori Bank	(Won)	(12,349)	(Won)	6,300	(Won)	(3,030)	(Won)	(9,079)
Kyongnam Bank		102		(102)		(84)		(84)
Kwangju Bank		10,306		(9,022)		—		1,284
WFIS		2,401		723		—		3,124
Woori F&I		(634)		634		—		—
Woori 3rd SPC		(139)		139		—		—
Woori Investment Securities		(129)		(29)		—		(158)
Woori Financial		—		—		850		850
Woori Aviva		—		—		56		56

	(Won)	(442)	(Won)	(1,357)	(Won)	(2,208)	(Won)	(4,007)

C.	Net income(loss) of subsidiary before purchase for the years ended December 31, 2008 and 2007 are as follows (Korea won in millions):

	2008		2007
Operation revenue :
Interest income	(Won)	4,074	(Won)	43,984
Fees		—		61,643
Other operation revenue		36,753		6,218

		40,827		111,845

Operation expenses :
Interest expense		250		26,246
Commissions		—		42
Other operation expenses		(4,515)		64,222
Other expenses		46,060		15,224

		41,795		105,734

Operation income		(968)		6,111
Non-operating income		443		4,929
Non-operating expenses		480		815
Income before income tax expense		(1,005)		10,225
Income tax expense		30		1,547

Net income(loss)	(Won)	(1,035)	(Won)	8,678

34.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The significant assets and liabilities in foreign currencies as of December 31, 2008 and 2007 are as follows (Korean won in millions and U.S. dollars in thousands):

	<2008>	U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	332,314	(Won)	417,885
	Due from bank in foreign currencies		3,639,279		4,576,393
	Trading securities		219,328		275,805
	Available-for-sale securities		1,182,254		1,486,684
	Held-to-maturities securities		145,901		183,471
	Investments accounted for using the equity method of accounting		68,177		85,733
	Usance		3,513,696		4,418,473
	Loans in foreign currencies		13,647,770		17,162,071
	Bills bought in foreign currencies		4,210,331		5,294,491
	Call loans		1,140,844		1,434,611

		US$	28,099,894	(Won)	35,335,617

Liabilities;	Deposit in foreign currencies	US$	7,513,419	(Won)	9,448,124
	Borrowing in foreign currencies		9,848,390		12,384,351
	Payable in foreign currencies		210,936		265,252
	Deposits for letter of guarantees		72,247		90,850
	Bonds sold under repurchase agreements in foreign currency		68,220		85,787
	Call money		2,318,051		2,914,949
	Debentures		5,173,971		6,506,268

		US$	25,205,233	(Won)	31,695,581

	<2007>	U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	315,147	(Won)	295,671
	Due from bank in foreign currencies		1,429,346		1,341,012
	Trading securities		135,047		126,701
	Available-for-sale securities		1,718,757		1,612,537
	Held-to-maturities securities		155,546		145,933
	Investments accounted for using the equity method of accounting		7,263		6,814
	Usance		2,936,027		2,754,581
	Loans in foreign currencies		11,569,470		10,854,476
	Bills bought in foreign currencies		4,600,090		4,315,804
	Call loans		865,358		811,879

		US$	23,732,051	(Won)	22,265,408

Liabilities;	Deposit in foreign currencies	US$	5,710,978	(Won)	5,358,040
	Borrowing in foreign currencies		9,807,393		9,201,296
	Payable in foreign currencies		244,735		229,610
	Bonds sold under repurchase agreements in foreign currency		93,289		87,524
	Deposits for letter of guarantees		8,733		8,193
	Call money		981,362		920,714
	Debentures		5,550,249		5,207,244

		US$	22,396,739	(Won)	21,012,621

(*1) Currencies other than U.S. dollars were translated into U.S. dollars based on Base Rate announced by Seoul Money Brokerage Service, Ltd. at December 31, 2008 and 2007, respectively.

35.	CONTINGENCIES AND COMMITMENTS

(1)	Confirmed acceptances and guarantees and non-confirmed acceptances and guarantees as of December 31, 2008 and 2007 are as follows (Korean won in millions):

		2008		2007
Confirmed acceptances and guarantees:
Local currency:	Guarantees for debenture issuance	(Won)	6,478	(Won)	15,315
	Guarantees for loans		121,342		123,873
	Guarantees for bills		39,977		5,000
	Others		1,477,513		1,378,590

			1,645,310		1,522,778

Foreign currencies:	Acceptance		781,017		248,605
	Guarantee in acceptance of imported goods		105,583		121,552
	Credit derivatives sold		169,763		—
	Others		9,499,021		3,614,550

			10,555,384		3,984,707

		(Won)	12,200,694	(Won)	5,507,485

Non-confirmed acceptances and guarantees:
	Local letter of credit in foreign currencies	(Won)	630,838	(Won)	625,038
	Local letter of credit in local currency		95,321		87,954
	Letter of credit		6,089,040		3,523,593
	Others		7,892,189		4,497,314

		(Won)	14,707,388	(Won)	8,733,899

(2)	Endorsed bills and the loan commitments as of December 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Loan commitments in local currency	(Won)	61,619,740	(Won)	56,854,985
Loan commitments in foreign currencies		21,248,452		12,735,302
Other commitments in foreign currencies		1,292,695		621,605

	(Won)	84,160,887	(Won)	70,211,892

Endorsed bills without guarantee	(Won)	426,534	(Won)	11,597,149
Endorsed bills with guarantee		42,006		29,565

	(Won)	468,540	(Won)	11,626,714

(3)	The allowance for acceptances and guarantees as of December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008					2007
	Allowance		Ratio (%)	Outstanding(*)		Allowance		Ratio (%)	Outstanding(*)
Normal	(Won)	80	0.3	(Won)	26,978	(Won)	104	0.7	(Won)	14,179
Precautionary		7	2.4		292		1	5.4		20
Substandard		1	13.5		9		5	44.1		11
Doubtful		45	17.0		266		—	42.9		1
Loss		5	41.5		10		—	—		—

	(Won)	138		(Won)	27,555	(Won)	110		(Won)	14,211

(*) Included confirmed acceptances and guarantees, non-confirmed acceptances and guarantees and endorsed bills with guarantee of the Bank’s subsidiaries.

(4)	As of December 31, 2008, the Company and its subsidiaries had filed 6,465 lawsuits as a plaintiff pleading damages amounting to (Won)869 billion and had been designated as a defendant in 253 lawsuits claiming damages amounting to (Won)266 billion. The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on their financial conditions or results of their operations.

Important lawsuits in which the Company and its subsidiaries are defendants are as follows (Unit: Korean won in billions):

Defendant	Plaintiff	Amount	Detail of case
Woori Bank	LNH Korea	59	Claim for damage relating to factoring loans for LNH Korea (US$ 50 million)
“	Ilsung Pharmaceuticals Co., Ltd.	30	Legality of reduction of capital of Hanil Bank
“	Kyobo Life Insurance Co., Ltd.	10	Claim for damage relating to trusts’ acquiring commercial paper of Saehan Corp.
Kwangju Bank	The Export-Import Bank of Korea	58	Verify export guarantee obligation for Daewoo Corp.

(5)	Details of allowances for unused credit line and other allowances as of December 31, 2008 and 2007 are as follows (Korean won in billions):

	2008		2007
Unused commitments on credit cards and loans	(Won)	401	(Won)	363
Lawsuits		63		49
Disposal of Petro Bank		6		5
Mileage on credit cards		87		72
Others		35		1

	(Won)	592	(Won)	490

36.	DERIVATIVES

(1)	Unsettled commitments from derivatives as of December 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	250,872	(Won)	1,232,933	(Won)	1,483,805
Interest rate swaps		65,048,143		23,305,381		88,353,524
Interest rate futures		338,774		—		338,774
Long interest options		7,377,875		—		7,377,875
Short interest options		3,395,736		—		3,395,736

		76,411,400		24,538,314		100,949,714

Currency:
Currency forwards		77,707,615		2,090,108		79,797,723
Currency swaps		19,317,900		2,702,597		22,020,497
Currency futures		2,740,628		1,302		2,741,930
Long currency options		7,221,211		173,377		7,394,588
Short currency options		7,879,020		—		7,879,020

		114,866,374		4,967,384		119,833,758

Stock & Stock Index:
Stock index futures		27,235		56,483		83,718
Stock swaps		1,814,466		5,542,552		7,357,018
Long stock index options		45,723		1,414,423		1,460,146
Short stock index options		1,542,791		3,600		1,546,391

		3,430,215		7,017,058		10,447,273

<2008>	For trading		For hedging		Total
Credit derivatives:
Short credit derivatives	(Won)	880,250	(Won)	—	(Won)	880,250
Credit derivatives swaps		49,250		—		49,250

		929,500		—		929,500

Others:
Long Option		1,261,247		12,284		1,273,531
Short Option		1,364,279		—		1,364,279
Other forwards		753,768		—		753,768
Other swaps		415,942		1,344,738		1,760,680
Other futures		6,041		—		6,041

		3,801,277		1,357,022		5,158,299

	(Won)	199,438,766	(Won)	37,879,778	(Won)	237,318,544

<2007>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	10,638	(Won)	1,604,281	(Won)	1,614,919
Interest rate swaps		56,976,661		20,300,361		77,277,022
Interest rate futures		1,025,893		—		1,025,893
Long interest options		3,273,510		—		3,273,510
Short interest options		2,454,478		100,000		2,554,478

		63,741,180		22,004,642		85,745,822

Currency:
Currency forwards		114,454,702		4,093,653		118,548,355
Currency swaps		14,021,224		1,923,570		15,944,794
Currency futures		1,735,247		2,139		1,737,386
Long currency options		7,977,448		104,735		8,082,183
Short currency options		5,799,785		—		5,799,785

		143,988,406		6,124,097		150,112,503

Stock & Stock Index:
Stock index futures		85,534		13,549		99,083
Stock swaps		6,755		3,793,124		3,799,879
Long stock index options		1,257,021		840,406		2,097,427
Short stock index options		2,433,635		3,600		2,437,235

		3,782,945		4,650,679		8,433,624

Credit derivatives:
Short credit derivatives		595,757		—		595,757
Others:
Long Option		1,109,006		9,999		1,119,005
Short Option		1,110,695		—		1,110,695
Other forwards		535,325		—		535,325
Other swaps		—		90,000		90,000
Other futures		9,410		—		9,410

		2,764,436		99,999		2,864,435

	(Won)	214,872,724	(Won)	32,879,417	(Won)	247,752,141

(2)	Gains or losses on valuation of derivatives for the years ended December 31, 2008 and 2007 cumulated are as follows (Korean won in millions):

<2008>	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	1,117	(Won)	4,655	(Won)	5,772	(Won)	45	(Won)	13,789	(Won)	13,834	(Won)	—	(Won)	247	(Won)	46
Interest rate swaps		1,623,791		323,567		1,947,358		1,978,318		120,927		2,099,245		(5,457)		2,013,623		2,307,639
Interest rate swaps		—		—		—		175		—		175		—		—		—
Long interest options		168,577		—		168,577		43,124		—		43,124		—		218,681		—
Short interest options		15,417		—		15,417		71,876		—		71,876		—		—		88,431

		1,808,902		328,222		2,137,124		2,093,538		134,716		2,228,254		(5,457)		2,232,551		2,396,116

Currency:
Currency forwards		5,723,656		130,045		5,853,701		4,605,334		110,378		4,715,712		(15,679)		5,915,726		4,750,318
Currency swaps		1,314,049		370,896		1,684,945		2,787,305		345,461		3,132,766		1,312		1,571,710		3,014,174
Currency futures		2,209		823		3,032		—		27		27		—		—		—
Long currency options		1,251,490		434		1,251,924		34,553		1,145		35,698		—		1,642,187		—
Short currency options		7,767		1,571		9,338		558,470		—		558,470		—		777		659,424

		8,299,171		503,769		8,802,940		7,985,662		457,011		8,442,673		(14,367)		9,130,400		8,423,916

Stock & Stock index :
Stock index futures		254		—		254		817		183		1,000		—		10,234		230
Stock swaps		148,012		86,000		234,012		47,863		435,563		483,426		—		443,742		2,003,763
Long stock index options		1,995		24,781		26,776		955		54,617		55,572		—		73,352		15,824
Short stock index options		192,795		74		192,869		6,825		—		6,825		—		266,097		(42,074)

		343,056		110,855		453,911		56,460		490,363		546,823		—		793,425		1,977,743

credit derivatives:
Short credit derivatives		—		—		—		368,323		—		368,323		—		—		482,594
Credit derivatives swaps		—		—		—		1,539		—		1,539		—		—		1,539

		—		—		—		369,862		—		369,862		—		—		484,133

Others:
Long options		92,795		—		92,795		99,469		1,066		100,535		—		232,695		—
Short options		56,469		—		56,469		19,855		—		19,855		—		—		194,930
Other forwards		115,466		—		115,466		135,325		—		135,325		—		115,466		136,506
Other swaps		251,738		62,442		314,180		250,451		61,115		311,566		—		193,265		188,139
Other futures		13		—		13		93		—		93		—		13		93

		516,481		62,442		578,923		505,193		62,181		567,374		—		541,439		519,668

	(Won)	10,967,610	(Won)	1,005,288	(Won)	11,972,898	(Won)	11,010,715	(Won)	1,144,271	(Won)	12,154,986	(Won)	(19,824)	(Won)	12,697,815	(Won)	13,801,576

<2007>	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	—	(Won)	11,257	(Won)	11,257	(Won)	14	(Won)	4,351	(Won)	4,365	(Won)	—	(Won)	—	(Won)	13
Interest rate swaps		356,030		181,076		537,106		404,285		186,614		590,899		(3,338)		528,276		658,501
Long interest options		14,894		—		14,894		2,579		—		2,579		—		51,829		—
Short interest options		3,758		—		3,758		12,118		110		12,228		—		1		27,389

		374,682		192,333		567,015		418,996		191,075		610,071		(3,338)		580,106		685,903

Currency:
Currency forwards		1,158,818		30,174		1,188,992		1,142,137		40,938		1,183,075		4,419		1,205,842		1,199,280
Currency swaps		145,186		33,361		178,547		180,561		32,333		212,894		823		462,723		428,940
Currency futures		83		1		84		—		—		—		—		83		—
Long currency options		100,390		—		100,390		28,355		969		29,324		—		95,533		41,116
Short currency options		18,384		—		18,384		41,209		—		41,209		—		18,006		69,121

		1,422,861		63,536		1,486,397		1,392,262		74,240		1,466,502		5,242		1,782,187		1,738,457

Stock & Stock index :
Stock index futures		—		66		66		1		—		1		—		—		1
Stock swaps		221		32,356		32,577		39		34,339		34,378		—		21,080		51,140
Long stock index options		18,916		16,211		35,127		52,604		20,072		72,676		—		133,875		307
Short stock index options		32,353		259		32,612		50,712		—		50,712		—		6,892		378,345

		51,490		48,892		100,382		103,356		54,411		157,767		—		161,847		429,793

Credit derivatives:
Short credit derivatives		—		—		—		126,751		—		126,751		—		—		126,751
Others:
Long options		80,248		371		80,619		54,914		—		54,914		—		82,590		54,914
Short options		3,222		—		3,222		25,244		—		25,244		—		884		27,451
Other forwards		16,954		—		16,954		14,421		—		14,421		—		16,260		14,412
Other swaps		—		2,063		2,063		—		322		322		—		2,063		322
Other futures		176		—		176		45		—		45		—		176		45

		100,600		2,434		103,034		94,624		322		94,946		—		101,973		97,144

	(Won)	1,949,633	(Won)	307,195	(Won)	2,256,828	(Won)	2,135,989	(Won)	320,048	(Won)	2,456,037	(Won)	1,904	(Won)	2,626,113	(Won)	3,078,048

37.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 31, 2009	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director